Exhibit 99.1

Notice of 2021
Annual General Meeting of Shareholders

and

Management Information Proxy Circular

OF

perpetua resources corp.

DATED: MARCH 1, 2021

The Meeting will be held in a virtual-only format, via online live webcast. A virtual-only meeting format is being applied in order to give all shareholders an equal opportunity to participate in the meeting regardless of geographic location or other particular constraints, circumstances or risks as a result of the COVID-19 pandemic. Shareholders will not be able to attend the meeting in person. Important details about the meeting and how shareholders can participate virtually are set out in this information circular and the accompanying proxy materials.

Suite 201 – 405 S 8th Street Boise, Idaho USA, 83702 Tel: (208) 901-3060 Email: info@perpetuacorp.us Web Site: www.perpetuaresources.com

NOTICE OF 2021 ANNUAL GENERAL MEETING

You are invited to the Annual General Meeting (the “Meeting” or “2021 AGM”) of the shareholders of PERPETUA RESOURCES CORP. (the “Company”).

When Friday, April 16, 2021 9:00 a.m. Pacific Time	Where Online at https://web.lumiagm.com/445489189

You are entitled to vote at the Meeting if you held your common shares at the close of business on March 1, 2021.

In order to address the public health impact of the coronavirus disease (COVID-19) pandemic, mitigate health and safety risks to the Company’s shareholders, employees and other stakeholders, and abide by government guideline limiting indoor public events, the Company will hold a virtual-only Meeting via live webcast. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of geographic location, as well as to ask questions and vote on certain topics. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to participate in the meeting as guests, but guests will not be able to vote or speak at the meeting. Shareholders will not be able to attend Meeting physically. A summary of the information shareholders and proxyholders will need to attend the Meeting online is provided in the management proxy circular attached to this Notice of Meeting.

The management proxy circular prepared for the Meeting provides details about the items of business and other important information to help you decide how to vote your shares.

At the Meeting, shareholders will:

1.	receive and consider the Annual Financial Report of the Company containing the audited financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2020;
2.	fix the number of directors at eight (8);
3.	elect directors, as described in the Management Information Proxy Circular accompanying this Notice of Meeting; and,
4.	appoint the auditor for the ensuing year at a remuneration to be set by the directors; and,
5.	consider and, if thought fit, approve, by ordinary resolution, a new omnibus equity incentive plan for the Company.

Accompanying this Notice of Meeting are the Management Information Proxy Circular, a Form of Proxy or Voting Instruction Form and a request card for use by shareholders who wish to receive the Company’s financial statements. The accompanying Management Information Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

If you are unable to attend the Meeting online, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the Form of Proxy accompanying this Notice of Meeting.

DATED this 1st day of March, 2021.

BY ORDER OF THE BOARD

“Laurel Sayer”
Laurel Sayer
President and CEO

Management Information Proxy Circular
TABLE OF CONTENTS

MANAGEMENT INFORMATION PROXY CIRCULAR	3
APPOINTMENT OF PROXYHOLDER	3
VOTING BY PROXY	3
COMPLETION AND RETURN OF PROXY	3
NOTICE-AND-ACCESS	3
NON-REGISTERED HOLDERS	4
NON-OBJECTING BENEFICIAL HOLDERS	4
OBJECTING BENEFICIAL HOLDERS	4
REVOCABILITY OF PROXY	4
INSTRUCTIONS FOR ATTENDING AND VOTING AT THE VIRTUAL MEETING	5
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	7
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	8
ELECTION OF DIRECTORS	8
APPOINTMENT OF AUDITOR	17
STATEMENT OF EXECUTIVE COMPENSATION	17
COMPENSATION DISCUSSION AND ANALYSIS	17
Securities Authorized for Issuance under Equity Compensation Plans	37
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	38
STAKEHOLDER COMMUNICATIONS	38
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	38
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	38
MANAGEMENT CONTRACTS	39
Corporate Governance Disclosure	39
Directors’ and Officers’ Liability Insurance	51
AUDIT COMMITTEE INFORMATION	51
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	51
OTHER MATTERS	60
Additional Information	60
APPENDIX I BOARD CHARTER
APPENDIX II AUDIT COMMITTEE CHARTER
APPENDIX III CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER
APPENDIX IV COMPENSATION COMMITTEE CHARTER
SCHEDULE A OMNIBUS EQUITY INCENTIVE PLAN

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MANAGEMENT INFORMATION PROXY CIRCULAR

Perpetua Resources Corp. (“Perpetua Resources”, the “Company” or the “Corporation”) is providing this Management Information Proxy Circular (the “Information Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on April 16, 2021 and at any postponement(s) or adjournment(s) thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The cost of solicitation by management will be borne by the Company.

The information contained herein is given as of March 1, 2021, unless otherwise stated.

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or members of the board of directors (the “Directors” or the “Board”) of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (“Common Shares”) represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services, Proxy Department, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NOTICE-AND-ACCESS

The Company is sending this Information Circular to registered and non-registered (beneficial) shareholders using “notice-and-access” as defined under NI 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).

The Company is not using procedures known as “stratification” with its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

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NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their name but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (each a “Nominee”). If you purchased your Common Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. If you wish to vote at the Meeting in person, do not complete the voting section of the form as your vote will be taken at the Meeting.

NON-OBJECTING BENEFICIAL HOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. The Company is sending the proxy-related materials for the Meeting directly to “non-objecting beneficial owners” (“NOBOs”), as defined under NI 54-101. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your NOBO holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee(s) holding on your behalf. By choosing to send these materials to NOBOs directly, the Company (and not the Nominees holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

OBJECTING BENEFICIAL HOLDERS

The Company does not intend to pay for Nominees to deliver to “objecting beneficial owners (“OBOs”), as defined under NI 54-101, the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. As a result, OBOs will not receive the Meeting materials unless their respective Nominee assumes the costs of delivery.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

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INSTRUCTIONS FOR ATTENDING AND VOTING AT THE VIRTUAL MEETING

The Meeting will be hosted online by way of a live webcast due to the COVID19 Pandemic and given the restrictions on public gatherings and in the best interest of the health of all participants in the Company’s 2021 AGM. A summary of the information shareholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 9:00 A.M. Pacific Time on April 16, 2021.

Registered Shareholders and duly appointed proxyholders who log into the Meeting online will be able to listen, ask questions and securely vote through the web-based platform, provided they are connected to the internet and follow the instructions set out in this Information Circular.

In order to attend the Meeting, registered shareholders, duly appointed proxyholders and guests must log in online as set out below:

Step 1: Log in online at https://web.lumiagm.com/445489189

Step 2: Follow the instructions below, as applicable:

•	Registered shareholders: Click “I have a login” and enter in the Username and Password before the start of the Meeting. The Username is the 15-digit control number located on the form of proxy or in the e-mail notification you received from Computershare and the Password is “perpetua2021” (case sensitive). When registered shareholders using a 15-digit control number login to the Meeting and accept the terms and conditions, registered shareholders will be revoking any and all previously submitted proxies, in which case, they will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If registered shareholders DO NOT wish to revoke all previously submitted proxies, they should not accept the terms and conditions, in which case they can only enter the Meeting as a guest.

•	Duly appointed proxyholders: Click “I have a login” and enter a Username and Password before the start of the Meeting. Proxyholders who have been duly appointed and registered with Computershare as described in this Circular will receive an assigned Username by email from Computershare after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered. The Password is “perpetua2021”.

•	Guests: Non-registered shareholders who have not appointed themselves or any third parties proxyholders and therefore do not have a control number or a Username, may still attend the Meeting by clicking “I am a guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

Voting at the Virtual Meeting

A registered shareholder or a non-registered shareholder who has appointed themselves or a third party as proxyholder to represent them at the Meeting will appear on a list of shareholders prepared by the Company’s registrar and transfer agent, Computershare, for the Meeting.

To have their Common Shares voted at the Meeting, each registered shareholder and duly appointed proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/445489189 prior to the start of the Meeting as set forth in more detail above.

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Non-registered shareholders who appoint themselves or a third party as a proxyholder MUST register with Computershare after submitting their proxy form or voting instruction form (if applicable) by visiting https://www.computershare.com/perpetua by 9:00 AM Pacific Time on Wednesday, April 14, 2021 and providing Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with a Username by e-mail. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a Username to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest. Without a Username, proxyholders will not be able to vote at the Meeting.

US Beneficial Holders

In order to attend and vote at the Meeting, United States beneficial holders (“US Holders”) must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. US Holders must follow instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, US Holders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

OR

Email to: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and received no later than 9:00 AM Pacific Time on April 14, 2021. US Holders will receive a confirmation of their registration by email after Computershare receives the registration materials. US Holders may then attend the Meeting and vote their Shares at https://web. lumiagm.com/445489189 during the Meeting. Please note that US Holders are required to register their appointment at www.computershare.com/appoint.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number (Username) and duly appointed proxyholders must have received an email from Computershare containing a Username.

Appointment of Proxies

Shareholders who wish to appoint a third party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, shareholders MUST visit www.computershare.com/perpetua with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 9:00 am Pacific Time on April 14, 2021, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.

If a shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot during the Meeting will be counted and the submitted proxy will be disregarded.

In all cases, all proxies must be received and all proxyholders must be registered before 9:00 AM Pacific Time on April 14, 2021 or in the case of adjournment or postponement of the Meeting, not less than 48 hours excluding Saturdays, Sundays and holidays, prior to the time of the Meeting.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value.

Issued and Outstanding Shares – Common Shares

As at the record date of March 1, 2021 and as of the date of this Information Circular, there were 47,561,444 Common Shares issued and outstanding. There are no special rights or restrictions of any nature attached to any of the Common Shares, which all rank equally as to all benefits which might accrue to the holders of Common Shares.

Issued and Outstanding Shares – Preferred Shares

No first preferred shares or second preferred shares are issued and outstanding as of the date of this Information Circular.

The first preferred shares have certain privileges, restrictions and conditions. The first preferred shares may be issued in one or more series and the Directors may from time to time fix the number and designation and create special rights and restrictions. First preferred shares would rank on a parity with first preferred shares of any other series (if any) and be entitled to priority over the second preferred shares, Common Shares, and the shares of any other class ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Issuer. Holders of first preferred shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Company, including the Meeting, except for meetings at which any holders or a specified class or series are entitled to vote, and to one vote in respect of each first preferred share held at all such meetings.

The second preferred shares have certain privileges, restrictions and conditions. Second preferred shares may be issued in one or more series and the Directors may from time to time fix the number and designation and create special rights and restrictions. Second preferred shares would rank on a parity with second preferred shares of any other series (if any) and be entitled to priority over the Common Shares and the shares of any other class ranking junior to the second preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Issuer. Holders of second preferred shares shall be given notice of and be invited to attend meetings of the voting shareholders of the Company, including the Meeting, but shall not be entitled as such to vote at any general meeting of shareholders of the Issuer.

Voting Shares

Persons who were registered shareholders of Common Shares at the close of business on the record date of March 1, 2021 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

Principal Holders of Voting Shares

To the knowledge of the Directors and executive officers of the Company, other than as set out below, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company as at the date of this Information Circular.

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Name/Municipality of Residence	Number of Shares	Percentage of Outstanding Common Shares
Paulson & Co., Inc. and relevant affiliates and associates	20,935,732	44.0%
Barrick Gold Corporation	5,382,587	11.3%

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Company’s Directors, the only matters to be placed before the Meeting are those referred to in the Notice of Meeting accompanying this Information Circular. However, should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at eight (8).

Majority Voting for the Election of Directors

The Board has adopted a majority voting policy (the “Majority Voting Policy”) which requires, in an election of directors, other than at a Contested Meeting (as defined below), any Director who receives a greater number of shares withheld than shares voted in favour of his or her election must immediately tender his or her resignation (the “Resignation”) to the Board. The Corporate Governance and Nominating Committee of the Company will then review the matter and make a recommendation to the Board. In considering the Resignation, the Corporate Governance and Nominating Committee and the Board shall consider all factors they deem relevant. The Board shall determine whether or not to accept the Resignation within 90 days after the date of the relevant shareholders’ meeting. The Board shall accept the Resignation absent exceptional circumstances. The Resignation will be effective when accepted by the Board. The Director tendering the Resignation will not participate in any Board or Corporate Governance and Nominating Committee meeting at which the Resignation is considered. The Company shall promptly issue a news release with the Board’s decision and send a copy of the news release to the TSX. If the Resignation is not accepted, the news release shall fully state the reasons for that decision.

Under the Majority Voting Policy, a “Contested Meeting” is a meeting at which the number of Directors nominated for election is greater than the number of seats available on the Board.

Nominees

Management of the Company proposes to nominate each of the following persons for election as a Director, each of which such person is currently a Director. The following tables provide information on the eight nominees proposed for election as Directors, including the province (or state) and country in which each is ordinarily resident, and the period or periods during which each has served as a Director. Also included in these tables is information relating to the nominees’ membership on committees of the Board, other public board memberships held in the past five years, and Board and committee meeting attendance in relation to the Company for the 12 months ended December 31, 2020. During 2020, the Board held a total of 39 board and standing committee meetings and four meetings of the independent Directors. In addition to the attendance listed below, Directors from time to time attend other committee meetings by invitation. The attendance of each of the nominees with regard to the board meetings and applicable committee meetings is noted in the tables below.

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The tables also show the present principal occupation, business or employment of each nominee, and principal occupations, businesses and employments held in the last five years, if different. In addition, the charts show the number of securities of the Company (consisting of Common Shares, options and warrants (with each such option or warrant equivalent in value to one Common Share)), and any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each of the nominees. Meeting attendance records do not include Special Committee meeting attendance. Information concerning the nominees, as furnished by the individual nominees, is as follows:

Bob Dean Idaho, USA	Age: 49 Director since December 4, 2020 Independent: Yes

Mr. Dean is the Managing Member of Gemstone Capital LLC and co-owner of Ada Sand & Gravel, a large independent producer of construction aggregates in Southwest Idaho. From 1995 to 2015, Mr. Dean worked at Allen & Company LLC, a New York-based investment banking firm, where he was a Managing Director and an equity partner. At Allen & Company, Mr. Dean was the Portfolio Manager of Allen Global Partners LLC, a $1 billion investment fund that invested in equity and credit securities of companies engaged in corporate transactions. In addition, Mr. Dean served on the Executive Committee of Allen Investment Management LLC, the firm’s SEC-registered investment advisor, and was actively involved in the firm’s corporate advisory, principal trading, and private capital businesses. Mr. Dean began his career at Merrill Lynch & Co. as an analyst in the Media, Telecom & Technology Investment Banking Group.

Mr. Dean serves as an Advisory Board Member of Natural Intelligence Systems, Inc. and Greybull Stewardship LP, and is a Board Member of several non-profits including Trailhead Boise, MoFi, and Ramapo for Children. Mr. Dean is a graduate of Duke University where he received a BA, cum laude, in Economics and Public Policy.

Skills and Experience

Corporate Finance and Strategy; Corporate Governance; Mergers & Acquisitions; Investment Analysis and Portfolio Management; Capital Markets; Risk Management and Compliance; Natural Resources; Construction Aggregates.

Board/Committee Membership(s)	Attendance (2020)*
Board	3 of 3	100%
Audit Committee (Chair)	0 of 0	-
Corporate Governance & Nominating Committee	0 of 0	-

*Mr. Dean was appointed to the Board on December 4, 2020 and was appointed to the Audit Committee and Corporate Governance and Nominating Committee on December 10, 2020.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	0	$0
As at March 1, 2021	29,500	5,000	$39,500[1]

(1) Calculated using the closing price of the Company’s shares on the TSX on March 1, 2021 which was $7.90.

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David L. Deisley Utah, USA	Age: 64 Director since December 4, 2020 Independent: Yes

Mr. Deisley has over 30 years of experience in the mining industry in the Americas, with an extensive track record in project permitting, corporate social responsibility, corporate affairs, legal governance, mergers and acquisitions and corporate development. Prior to his retirement, Mr. Deisley was Executive Vice President & General Counsel, NovaGold Resources Inc., where he led the NovaGold team through the process of successfully securing the federal and major state permits for the Donlin Gold Project in Alaska. Before that he was Executive Vice President, Corporate Affairs & General Counsel for Goldcorp Inc., where he was responsible for all aspects of the Company’s legal governance and corporate affairs. Prior to that role, he was Regional General Counsel, Barrick Gold of North America, Inc., where he participated in the company’s successful engagement with Western Shoshone Bands regarding the company’s Nevada mining operations and negotiating closure of Eskay Creek Mine with Tahltan First Nation. Mr. Deisley received his JD from the University of Utah in 1983 and BA from Brown University.

Skills and Experience

Legal; Permitting/Environmental; Indigenous Relations; Community Relations; Mergers & Acquisitions; Financing Transactions; Government and Corporate Affairs

Board/Committee Membership(s)	Attendance (2020)*
Board	3 of 3	100%
Corporate Governance and Nominating Committee	0 of 0	-
Environment, Health and Safety Committee	0 of 0	-

*Mr. Deisley was appointed to the Board on December 4, 2020 and was appointed to the Corporate Governance and Nominating Committee and Environment, Health and Safety Committee on December 10, 2020.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	500[1]	$6,100[1]
As at March 1, 2021	29,500	500	$3,950[2]

(1) On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. Number of Common Shares held is presented on a post-consolidation basis and calculated using the closing price of the Company’s shares on the TSX on December 31, 2020, which was $1.22 on a pre-consolidation basis and $12.20 on a post-consolidation basis.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 1, 2021 which was $7.90.

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Jeff Malmen Idaho, USA	Age: 53 Director since December 4, 2020 Independent: Yes

Mr. Malmen is currently the Senior Vice President of Public Affairs of IDACORP and Idaho Power, where he has worked since 2007. In his role, he oversees government and regulatory affairs, corporate communications, and corporate services, including supply chain, real estate and facilities. Prior to that, Mr. Malmen enjoyed a 21-year career in state and federal politics, most recently as Chief of Staff for Idaho Governor C.L. “Butch” Otter and Idaho Governor Phil Batt prior to that. He also served as Administrator of the Division of Financial Management for Idaho Governor Dirk Kempthorne. He is the Vice Chairman of the Idaho Association of Commerce and Industry and Board Member of the Idaho Mining Association. Mr. Malmen attended Boise State University and has completed graduate studies at Dartmouth College, the University of Virginia and Stanford University.

Skills and Experience

Governmental Affairs, Regulatory Processes, Community and Public Relations, Personnel Management, Budget and Finance, Senior Executive of a Publicly Traded Company.

Board/Committee Membership(s)	Attendance (2020) *
Board	3 of 3	100%
Compensation Committee	0 of 0	-
Corporate Governance and Nominating Committee	0 of 0	-
Audit Committee	0 of 0	-

*Mr. Malmen was appointed to the Board on December 4, 2020 and was appointed to the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee on December 10, 2020.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	0	$0
As at March 1, 2021	29,500	0	$0

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Chris J. Robison Colorado, USA	Age: 63 Director since December 4, 2020 Independent: Yes

Mr. Robison has 41 years of experience in the mining industry that has spanned six commodities and five continents. He is a former Fortune 500 executive with proven success in capital-intensive mining businesses and brings expertise in natural resources, mining, metallurgy, project development, M&A, capital investment, business improvement and regulatory issues. Mr. Robison also has extensive experience with mine safety, environmental management, and corporate social responsibility. Most recently, Mr. Robison was a board director for Detour Gold Corp. As chairman of the Technical Committee, he oversaw a step-change in safety, productivity and cost management. He also served on the Detour Audit, SG&A and Special Committees. From 2013 to 2016, Mr. Robison was the Chief Operating Officer and Executive Vice President of Newmont Mining Corporation, where he was responsible for 12 gold and copper mining operations and complexes generating US$7.4 billion in revenues in 2014, and a pipeline of 22 expansion projects and new mines. Under his leadership, Newmont Mining Corporation delivered step-change improvement in its operational performance and growth prospects and is now a leader in the gold sector in value creation as measured by cash flow, total shareholder returns and return on invested capital. During his tenure as Chief Operating Officer, Newmont Mining Corporation lowered injury rates by more than 50 per cent, reduced costs by more than 20 per cent and raised productivity (labor costs per ounce of gold produced) by more than 30 per cent. Prior to Newmont Mining Corporation, Mr. Robison was Chief Operating Officer and Vice President Operations of Rio Tinto Minerals for six years, Chief Operations Officer of U.S. Borax Inc. for five years and Vice President and General Manager, Mining and Concentrating at Kennecott Utah Copper for four years. He has held numerous other management and leadership positions in the mining industry and holds a B.Sc. in metallurgical engineering from the University of Nevada, Mackay School of Mines. He has also completed business leadership programs at the London School of Business and safety leadership training programs led by Dupont.

Skills and Experience

Mining, Mineral Processing, Project Evaluation/Development/Construction/Start-Up, EH&S, M&A, Governmental Affairs, Labor Relations, Leadership Development and Community Affairs.

Board/Committee Membership(s)	Attendance (2020)*
Board	3 of 3	100%
Environment, Health and Safety Committee (Chair)	0 of 0	-
Compensation Committee	0 of 0	-
Corporate Governance and Nominating Committee	0 of 0	-

*Mr. Robison was appointed to the Board on December 4, 2020; was appointed as the Lead Director of the Board and to the Environment, Health and Safety Committee and the Compensation Committee on December 10, 2020; and was appointed to the Corporate Governance and Nominating Committee on February 25, 2021.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	10,000	$122,000[1]
As at March 1, 2021	29,500	10,000	$79,000[2]

(1) On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. Number of Common Shares held is presented on a post-consolidation basis and calculated using the closing price of the Company’s shares on the TSX on December 31, 2020, which was $1.22 on a pre-consolidation basis and $12.20 on a post-consolidation basis.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 1, 2021, which was $7.90.

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Marcelo Kim New York, USA	Age: 34 Director since March 17, 2016, Chair since March 17, 2020 Independent: Yes

Marcelo Kim is a Partner at Paulson & Co. Inc., where he oversees the firm’s global macro-economic and natural resource investments.  He has worked at Paulson & Co. since 2009, when he graduated from Yale University, where he earned his Bachelor of Arts in economics with honors.  He is currently the Chairman of International Tower Hill (NYSE American: THM).  He is a Member of the Economic Club of New York and a former Board Member of Plan International USA, a US-based charity.

Mr. Kim serves as Paulson & Co.’s nominee under the Paulson Investor Rights Agreement (as defined herein). Mr. Kim was appointed Chair of the Company in accordance with the amended and restated Paulson Investor Rights Agreement dated March 17, 2020.

Skills and Experience

Economics, Mining, Oil & Gas, Mergers & Acquisitions, Distressed Investing, Commodities, Deal Structuring

Board/Committee Membership(s)	Attendance (2020)
Board (Chairman)	16 of 19*	84%*
Environment, Health and Safety Committee	4 of 4	100%
Compensation Committee	4 of 4	100%

*Mr. Kim did not attend the 3 Board meetings held in March 2020 to consider and approve the Company’s March 2020 financing of convertible notes completed on March 17, 2021 in which Paulson was the sole investor due to having a disclosable interest in respect of such transaction by virtue of Mr. Kim being Paulson’s nominee to the Board.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	0	$0
As at March 1, 2021	0	0	$0

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Alex Sternhell Maryland, USA	Age: 49 Director since December 4, 2020 Independent: Yes

Mr. Sternhell has over two decades experience working on Capitol Hill lobbying on behalf of some of the world’s largest companies as Principal of Sternhell Group. Prior to founding the Sternhell Group, He served as the Democratic Deputy Staff Director of and Senior Policy Advisor to the U.S. Senate Committee on Banking, Housing and Urban Affairs as well as the Staff Director for the Senate Banking Subcommittee on Securities and Investment. He played a key role in drafting and negotiating financial services legislation in recent history. Mr. Sternhell received his BA from Louisiana State University.

Skills and Experience

Legislative and Regulatory Experience, Governmental Affairs, Corporate Governance, Crisis Management, Strategy and Communication

Board/Committee Membership(s)	Attendance (2020)*
Board	3 of 3	100%
Compensation Committee	0 of 0	-
Audit Committee	0 of 0	-

*Mr. Sternhell was appointed to the Board on December 4, 2020 and was appointed to the Compensation Committee and Audit Committee on December 10, 2020.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	0	$0
As at March 1, 2021	29,500	0	$0

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Laurel Sayer Boise, Idaho	Age: 67 Director and Officer since December 4, 2020 Independent: No

Laurel Sayer, based in Boise, Idaho has served as President and CEO of Perpetua Resources Idaho, Inc., since 2016. Before her appointment as CEO, Ms. Sayer served on the Company’s Board for two years. Prior to her appointment to the Board, she worked as the executive director of the Idaho Coalition of Land Trusts (ICLT), which is dedicated to supporting and advancing private land conservation in Idaho. Ms. Sayer also spent more than two decades working on policy matters with Idaho Congressman Mike Simpson and Idaho United States Senator Mike Crapo, with an emphasis on natural resource issues.

Skills and Experience

Governmental Affairs, Community Relations, Stakeholder Communications, Natural Resources Environment and Sustainability, Leadership Development, Personnel Management and Corporate Governance

Board/Committee Membership(s)	Attendance (2020)*
Board	3 of 3	100%
Environment, Health and Safety Committee	0 of 0	-

*Ms. Sayer was appointed to the Board and the President & CEO of the Company on December 4, 2020 and was appointed to the Environment, Health and Safety Committee on December 10, 2020.

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	219,500[1]	0	$0.00
As at March 1, 2021	239,500[2]	9,750	$77,025

(1) On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. Number of stock options held is presented on a post-consolidation basis.

(2) Calculated using the closing price of the Company’s shares on the TSX on March 1, 2021, which was $7.90.

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Chris Papagianis New York, USA	Age: 40 Director since May 14, 2020 Independent: No

Mr. Papagianis is a Partner at Paulson & Co., where he works on a number of the firm’s largest investments. Prior to joining Paulson, Mr. Papagianis was director of private equity at Peterson Management. Mr. Papagianis last served in government as Special Assistant for Domestic and Economic Policy to President George W. Bush. In this role, he guided the collaborative process within the White House to develop and implement policies, legislation, and regulations across numerous agencies. Mr. Papagianis is a graduate of Harvard College.

Skills and Experience

Government and Public Affairs, Investment Analysis and Portfolio Management, M&A, ESG, Infrastructure and Natural Resources

Board/Committee Membership(s)	Attendance (2020)
Board	14 of 14	100%
Environment, Health and Safety Committee	2 of 2	100%
Compensation Committee (Chair)	0 of 0	-

*Mr. Papagianis was appointed to the Compensation Committee on December 10, 2020

Securities Held

Date	Options	Common Shares	Total Value of Common Shares
As at Dec 31, 2020	0	0	$0
As at March 1, 2021	0	0	$0

To the knowledge of the Company, except as disclosed herein, no proposed director:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,
(i)	was subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

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(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Marcelo Kim and Chris Papagianis, who are Director nominees of Paulson & Co., Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”) pursuant to an amended and restated investor rights agreement dated March 17, 2020 (the “Paulson Investor Rights Agreement”) entered into by the Company (see “Principal Holders of Voting Shares” above) under which Paulson has, among other rights, the right to designate two nominees to the Board so long as Paulson owns 20% or more of the outstanding Common Shares (calculated on a fully-diluted basis). The Paulson Investor Rights Agreement was subsequently amended in 2018 and in March 2020, the latter amendment providing for a Paulson nominee to also be Chair of the Company.

Barrick Gold Corporation has advised that it would not be exercising its right to nominate a director in accordance with its investor rights agreement with the Company dated May 16, 2018, as amended (the “Barrick Investor Rights Agreement”) at the Meeting.

Other than the above, no other proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity. For further details on the Paulson Investor Rights Agreement and the Barrick Investor Rights Agreement, please see the Company’s news release dated March 3, 2016 and May 9, 2018, respectively, on the Company’s website at www.perpetuaresources.com and filed under the Company’s profile at www.sedar.com.

APPOINTMENT OF AUDITOR

Deloitte LLP (“Deloitte”), Chartered Professional Accountants, of Vancouver, British Columbia, is the auditor of the Company and was first appointed on September 12, 2011. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

The aggregate fees billed by Deloitte in the 12-month periods ended December 31, 2019 and December 31, 2020 were as set out below.

12 Months Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees	All Other Fees
December 31, 2020	$153,000	$48,075	Nil	Nil
December 31, 2019	$105,000	$55,000	Nil	Nil

(1) Audit Fees relate to the audit of the Corporation’s annual Financial Statements and the review of the Corporation’s quarterly interim Financial Statements.

(2) Audit Related Fees relate to services performed by the auditor in their review of documents that include or refer to their independent auditor’s report.

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Board is responsible for ensuring the Company’s total compensation strategy is aligned with the Company’s performance and shareholder interests and equitable for participants. To assist with this, the Board maintains a compensation committee (the “Compensation Committee”) which as at the date of this Circular, consists of four independent directors, Chris Papagianis(Chairman), Jeff Malmen, Chris Robison and Alex Sternhell. The skills and experience in relation to executive compensation of the members of the Compensation Committee are outlined under the section “Election of Directors” above.

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The Compensation Committee’s objective is to support and advise the Board in respect of its oversight responsibility by focusing on the Company’s approach to Board and executive compensation plus the use of equity generally across the Company. Further detail on the role of the Compensation Committee is set out in the Compensation Committee Mandate, the text of which is attached as Appendix IV to this Information Circular.

The Compensation Committee is responsible for reviewing the salary levels for each of the Company’s “Named Executive Officers” or “NEOs” (as defined below) and other senior executives on a regular basis. It may consider independent salary surveys as well as informal surveys prepared by the Company which are specific to mining and exploration companies. The Compensation Committee reviews the performance of senior executive officers with the President and CEO and, in an in-camera session without the President & CEO present, reviews the performance of the President & CEO. In evaluating the performance of the Company’s executives for the award of bonuses or long-term incentive compensation, the Compensation Committee reviews the achievement of project specific goals included in the Company’s plans such as prospect identification, drill programs, progress on scoping, prefeasibility or feasibility studies on projects and the advancement of projects to development. In addition, corporate objectives such as successful capital-raising, peer benchmarking (as further discussed below) and market performance are considered. To ensure the Compensation Committee is fully informed when making compensation decisions, the Compensation Committee may seek external advice, as required, on compensation policies and practices (see “Compensation Consultants” below).

With regard to the objectives of the Company’s compensation program and strategy, the Company has adopted the following principles in its compensation framework:

a)	The Board seeks to set aggregate compensation at a level which provides the Company with the ability to attract and retain directors and executives of the highest calibre, while incurring a cost which is acceptable to shareholders and appropriate for the Company’s size; and
b)	Directors’ and executives’ interests need to be aligned with the creation of shareholder value and the Company’s performance by:
i.	Providing fair, consistent and competitive compensation and rewards to attract and retain high calibre employees;
ii.	Ensuring that total compensation is competitive with its peers by market standards;
iii.	Incorporating in the compensation framework both short and long-term incentives linked to the strategic goals and performance of the individuals and the Company and shareholder returns;
iv.	Demonstrating a clear relationship between individual performance and compensation; and
v.	Motivating employees to pursue and achieve the long-term growth and success of the Company.

Whilst objective criteria described in item (b) above are the basis of the compensation framework of the Company, the Directors, at their discretion, may also adopt additional compensation principles that are subjective in nature.

When making compensation decisions in relation to the NEOs, the Compensation Committee looks at the compensation of the NEOs relative to the compensation paid to similarly situated executives at companies that the Compensation Committee considers to be peers of the Company. A benchmark group (the “Benchmark Group”) is determined by screening and selecting publicly-traded companies in the same general industry (exploration and development companies) and on the basis of comparable size of operations and market capitalization (see further discussion below). The Company aims to compensate employees, including NEOs, through a base salary that is generally in line with the median of the Company’s peer group, but the Board has the discretion to pay above this to attract and retain key employees in achieving the Company’s strategic goals, and in order to address exceptions where there are employees in dual-role positions.

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The Compensation Committee reviews the composition of the Benchmark Group periodically to ensure that companies are relevant for comparative purposes, monitors the benchmark group to assess its appropriateness as a source of competitive compensation data, and adds or removes companies as appropriate. During the financial year ended December 31, 2020, the Compensation Committee (which was comprised of Keith Allred, Brad Doores, Marcelo Kim and Donald Young (who replaced by Jaimie Donovan following the Company’s annual general meeting held on May 14, 2020 at which Mr. Young did not stand for election)) established the Company’s Benchmark Group for the 2020 review and it was comprised of the following companies at the time the review was conducted:

• Artemis Gold Inc.	• Novo Resources Corp.
• Ascot Resources Ltd.	• Orla Mining Ltd.
• Belo Sun Mining Corp.	• Osisko Mining Inc.
• Cardinal Resources Limited	• Polymet Mining
• Corvus Gold Inc.	• Pure Gold Mining Inc.
• First Mining Gold Corp	• Sabina Gold & Silver Corp.
• Gold Standard Ventures Corp.	• Skeena Resources Limited
• International Tower Hill Mines Ltd	• Wallbridge Mining Company
• Marathon Gold Corporation

To qualify, a comparator company should be reasonably similar to Perpetua Resources in terms of criteria such as the following:

•	are similar in terms of current and planned stage of evolution (i.e. be at the advanced exploration stage or have a project at the pre-development stage or possibly with a project under development); and,
•	have a market capitalization within the broad range of 50% to 200% of Perpetua Resources’ market capitalization.

The Compensation Committee believes these companies in the Benchmark Group were, at the time of the review, appropriate for purposes of the Company’s targeted compensation comparison because these companies are likely to compete with the Company for executive talent; the CEO position at such comparators is similar to the position occupied by the Company’s President & CEO; the companies are within the same general industry; and the companies are considered by the Compensation Committee to be within an acceptable market capitalization range when compared to the Company.

Compensation Program Components

The compensation program of the Company is comprised of four components, each of which is further described below:

1.	Annual Base Salary;
2.	Extended Benefits Plan;
3.	Short Term Incentive Plan; and
4.	Long Term Incentive Plan.

Annual Base Salary

The Company compensates employees, including NEOs, through a base salary that is generally in line with the median of the Company’s Benchmark Group (see discussion above), but the Board has the discretion to pay above this level to attract and retain key executives in achieving the Company’s strategic goals, and in order to address certain exceptions, such as where there are persons in dual-role positions. An annual performance review is undertaken with all employees focusing on their performance against their job description, the adequacy of their job description and whether any changes to base salary is required based on changes in role or responsibility.

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Extended Benefits Plan

The Company offers all executives (and other employees) an extended benefits plan that includes the following components:

1.	Life Insurance;
2.	Dependent Life Insurance;
3.	Accidental Death & Dismemberment;
4.	Long Term Disability (Canada only and employee paid);
5.	401(k) Plan (US only, employee and Company contributions);
6.	Basic Health Care;
7.	Extended Health Care; and
8.	Dental Benefits

Short-Term Incentive Plan

The Company incentivizes employees on an annual basis through a Short-Term Incentive Plan (“STIP”). The STIP is performance-based and considers, the Company’s performance as a whole as well as the individual’s performance.

A target percentage is determined at the commencement of employment and reviewed on an annual basis through the annual performance review process.

The potential target incentive percentages with regard to the NEOs and certain other employees under the STIP were as follows:

Position	STIP as % of Annual Salary	Corporate Objectives	Individual Objectives
President & CEO	65%	100%	0%
PRII President	40%	80%	20%
CFO, GC & Vice Presidents	35%	80%	20%
Managers	20% - 35%	70%	30%

Company’s Performance

On an annual basis, the Board approves a set of corporate objectives that are communicated to all employees, with measurable targets and a percentage allocation to each objective. Each such objective is allocated a percentage of the overall measure of corporate performance. At the commencement of 2020, the Company approved nine corporate objectives. In general, the objectives for 2020 can be summarized as follows:

1.	Regulatory Approval
•	Advance the EIS and regulatory approval of the Stibnite Gold Project (the “Project”) as laid out in the Plan of Restoration and Operations or subsequently modified, including various other federal and state permits.
2.	Social licence
•	Continue to expand and illustrate to the public and to stakeholders the social licence to advance the Project in a manner that leads to timely completion of the NEPA review and regulatory approval, while investing in key constituencies.
3.	Feasibility Study
•	Optimize and de-risk the Project through to completion of a feasibility study to define a commercially attractive operation hand in hand with the permitting process.

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4.	Basic & Detailed Engineering
•	Undertake basic and detailed engineering for components of the Project required to (a) Support permitting and regulatory approval and (b) Advance the Project towards a construction decision.
5.	Safety & Environment
•	Complete the above in a safe and environmentally sustainable manner.
6.	Value for Shareholders
•	Communicate Project progress to shareholders and investors generally, to ensure that progress translates into value for shareholders.
7.	Management Effectiveness
•	Continue to develop an efficient, effective and collaborative management structure.
8.	Cost Effectiveness
•	Accomplish all of this in a cost-effective manner.
9.	Funding
•	Ensure adequate, and anticipate sufficient, funding to meet the Company’s needs.

The Company’s actual performance is assessed by the Board and a percentage may be approved for allocation to the Company’s component of annual bonuses. The Board then factors the estimated performance for each objective achieved in accordance with the following scale in order to determine the net score:

Performance factor 120% 100% 75% 50% 25%

Performance Level Achieved

Results are extraordinary

Results well beyond those expected

Results satisfactory, objective adequately met

Met most, but not all, aspects of the objective

Met adequate portion of aspects of the objective

Where circumstances beyond the Company’s control affect the achievement of an objective, the Board considers amending objectives throughout the year should the need arise.

Individual Performance

Individual performance against job description and individual performance objectives was reviewed in Q2 2020 for all employees. Where an exceptional contribution to the Company’s performance was recognized, some adjustments to STIP payments are made.

Overall STIP Determination

Once the Company’s performance against corporate objectives and exceptional individual performance against the Company’s objectives has been assessed, the President & CEO makes a recommendation, inclusive of percentages and dollars to be paid, for all NEOs (excluding the President & CEO), as well as other employees, to the Compensation Committee for its approval and recommendation to the Board. The Compensation Committee and the Board consider the overall quantum of the potential bonus allocations in light of the Company’s available funding and may, at its sole discretion, choose to adjust the amount to be paid out under the STIP.

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Long-Term Incentive Plan

The Company incentivizes employees, including NEOs, on a long-term basis through a Long-Term Incentive Plan (“LTIP”), which is currently comprised of the granting of stock options. The objectives of the LTIP are to:

1.	Align employee incentives with personal performance individually as well as the Company’s performance as a whole;
2.	Balance the short term with the long-term corporate focus; and
3.	Assist in attracting and retaining high-calibre employees by providing an attractive long-term retention tool that builds an ‘ownership of the Company’ mindset.

Perpetua Resources’ LTIP targets a grant of 1.75% of the issued share capital of the Company on an annual basis, with employees allocated to tiers or bands based on their position within the Company. Grants outside of this guidance may be made (a) to recognize exceptional performance and/or (b) as a hiring incentive for new employees where it is deemed to be in the Company’s best interest to have an employee with a higher starting stock option position than just the normal annual grant level.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including the LTIP.

Stock Option Plan

Under the current LTIP, the Board has the discretion to make annual awards of employee stock options to directors, executives, employees and consultants.

Based on the stage of development of the Company, the Compensation Committee has concluded that it is appropriate for the LTIP to take the form of employee incentive stock options. The stock option plan does not have a fixed maximum number of securities issuable upon the exercise of options, but rather provides that the maximum number of Common Shares which may be made subject to options at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis. The Stock Option Plan is considered an “evergreen” plan, since the Common Shares covered by options which have been exercised shall be available for subsequent grants under the Stock Option Plan, and the number of options available to grant increases as the number of issued and outstanding Common Shares of the Company increases.

As of the date of this Information Circular, based upon the number of Common Shares issued and outstanding (47,561,444 Common Shares) and the number of currently outstanding options (2,747,515 options, which represents 5.78% of the Common Shares) the Company could grant options under the Stock Option Plan to purchase up to an additional 2,008,629 Common Shares, bringing the total to 10% of the issued and outstanding Common Shares., bringing the total to 10% of the issued and outstanding Common Shares.

Specific details regarding the Stock Option Plan are provided below:

	As at December 31, 2020(1)		As at February 28, 2021
	Number	Percent	Number	Percent
Common Shares Outstanding	47,811,340	100%	47,561,444	100%
Maximum Options Available (10%)	4,781,134	10%	4,756,144	10%
Outstanding options	1,959,588	4.1%	2,747,515	5.8%
Remaining Options	2,821,546	5.9%	2,008,629	4.2%

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(1)	On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. The figures in this table are presented on a post-consolidation basis.

Under the policies of the TSX in relation to “evergreen” stock option plans, within three years after institution and within every three years thereafter, the Company must obtain security holder approval for the unallocated entitlements available under the Stock Option Plan in order to continue to grant awards. The Company received approval from securityholders for the Stock Option Plan at its 2020 Annual General Meeting.

The purpose of the Stock Option Plan is to promote the profitability and growth of the Company by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Company’s Common Shares by key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company’s Common Shares. The Stock Option Plan is used by the Company as an aid in attracting, retaining and encouraging employees and Directors due to the opportunity offered to them to acquire a proprietary interest in the Company.

A description of the material terms of the Stock Option Plan is provided below under the heading “Description of the Stock Option Plan.” Please also see the column entitled “Option-Based Awards” in the Summary Compensation Table for further details with regard to stock options in relation to the NEOs for the most recently completed financial year.

Description of the Stock Option Plan

The following is a summary of certain key terms of the Stock Option Plan for reference purposes only.

Eligibility - Employees, officers and Directors, and consultants of the Company (collectively, “participants”) are eligible to receive options under the Stock Option Plan.

Determination of Recipients and Terms - The Compensation Committee, based on a recommendation from the President and CEO, determines the participants to whom options are granted, the number of Common Shares to be made subject to and the expiry date of each option granted to each participant and the other terms of each option, including any vesting provisions that may be applicable, all such determinations to be made in accordance with the terms and conditions of the Stock Option Plan, and the Compensation Committee may take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant, including previous grants. All recommended stock option grants are then approved by the Company’s Board. Each option is evidenced by a stock option agreement containing terms and conditions consistent with the provisions of the Stock Option Plan. No participant who is a Director can vote on any motion granting any option to such Director.

Number of Common Shares - The Stock Option Plan provides that the maximum number of Common Shares which may be made subject to options under the Stock Option Plan at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis (subject to adjustment with respect to capital changes in accordance with the terms of the Stock Option Plan). In addition, the maximum number of Common Shares which, together with Common Shares subject to all other security-based compensation arrangements of the Company (within the meaning of the policy on security-based compensation arrangements of the TSX) with such participant(s), may be:

a)	reserved for issue to participants who are insiders shall not exceed 10% of the number of Common Shares then outstanding;
b)	issued to participants who are insiders within a one-year period shall not exceed 10% of the number of Common Shares then outstanding;
c)	issued to any one participant who is an insider and the associates of such participant within a one-year period shall not exceed 5% of the number of Common Shares then outstanding; and

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d)	reserved for issue to any one participant shall not exceed 5% of the number of Common Shares then outstanding.

For purposes of paragraphs (a) through (d) above, the number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable option, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period. If options are exercised, or are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares which were the subject of such options may again be made subject to an option.

Exercise Price - The exercise of an option under the Stock Option Plan is determined by the Directors at the time the option is granted, provided that such price can be not less than the market price (being the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant) as of the date of the grant of such option.

Cashless Exercise - The Stock Option Plan contains a cashless exercise feature whereby an option that is eligible for exercise may be exercised on a cashless basis instead of a participant making a cash payment for the aggregate exercise price of the options. When a participant elects the cashless exercise of options by providing the prescribed form of notice of cashless exercise to the Company specifying the number of options to be exercised for cash, the exercise price of the options is advanced by an independent brokerage firm, the advance is deducted from the proceeds of sale of the Common Shares issued on exercise, and the remaining proceeds or Common Shares are paid to the participant after deducting any withholding tax or other withholding liabilities.

Term and Expiry Dates - The maximum term of options granted under the Stock Option Plan is 10 years. The expiry date of an option is the later of: a specified expiry date and, where a blackout period is self imposed by the Company and the specified expiry date falls within, or immediately after, the blackout period, the date that is 10 trading days following the end of such blackout period. Should an option expire immediately after a blackout period self imposed by the Company, the blackout expiration term will be reduced by the number of days between the option expiration date and the end of the blackout period.

Termination of Options – In the event if a participant dies, the option is exercisable by the person(s) to whom the rights of the participant shall pass for a period of one year from the date of the participant’s death or prior to the expiration of the original term of such option, whichever is sooner, to the extent that participant was entitled to exercise the option at such time, subject to the provisions of any employment contract. All options held by a participant whose office or employment is terminated for cause cease to be exercisable as of the date of such termination. If a participant ceases to be eligible under the Stock Option Plan for any reason other than for cause or by virtue of death, options can be exercised by such participant for a period of 30 days or prior to the original expiry date of the option, whichever is sooner, subject to the provisions of any employment contract.

Stock Appreciation Rights - The Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised.

Capital Changes, Corporate Transactions, Take-Over Bids and Change of Control – The Stock Option Plan contains provisions for the treatment of options in relation to capital changes and with regard to amalgamations, consolidations or mergers. The Stock Option Plan provides that if the Company is subject to a bona-fide take-over bid or a change of control (as defined therein) occurs, all Common Shares subject to options immediately become vested and may thereupon be exercised in whole or in part by a respective participant and that the Directors may accelerate the expiry date of outstanding options in connection with such take-over bid.

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Amendment – Any amendment, modification, or change of any provision of the Stock Option Plan is subject to the approval, if required, by any regulatory body having jurisdiction. The Stock Option Plan permits the Directors to amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders in the following circumstances:

a)	changes of a clerical nature;
b)	changes to the vesting provisions of options or the Stock Option Plan;
c)	changes to the termination provisions of an option or the Stock Option Plan which do not entail an extension beyond the original expiry date of the option or the Stock Option Plan;
d)	the addition of a cashless exercise feature payable in cash or securities, provided that such feature provides for the full deduction of the number of Common Shares from the number of Common Shares reserved under the Stock Option Plan;
e)	any other amendments of a non-material nature which are approved by the TSX; and
f)	amendments deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws.

Under the Stock Option Plan, the Directors are not, however, permitted to amend the exercise price of any option issued under the Stock Option Plan where such amendment reduces the exercise price of such option, and the Stock Option Plan further provides that all amendments, modifications, or changes not outlined immediately above shall only be effective upon approval of the shareholders of the Company.

Assignability – No rights under the Stock Option Plan and no option awarded pursuant to it are assignable or transferrable by any participant other than pursuant to a will or by the laws of descent and distribution.

Termination of Plan – The Stock Option Plan may be terminated at any time by the Directors. Notwithstanding any such termination, any option outstanding under the Stock Option Plan remains in effect until such option has been exercised, has expired, has been surrendered to the Company or has been terminated.

Burn Rate – The Stock Option Plan burn rate for each of the three most recently completed fiscal years is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)(2)
2020	442,500	34,227,710	1.3%
2019	576,000	25,462,796	2.3%
2018	522,000	21,689,342	2.4%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the plan by the weighted average number of securities outstanding for the applicable fiscal year.
(2)	The annual burn rate has been somewhat higher than planned in each of the past three years due to the timing of option grants that are based on actual shares issued at that time vs. the weighted averages for the year, plus a limited number of specific performance-related grants to certain individuals.
(3)	On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. The figures in this table are presented on a post-consolidation basis.

Compensation Consultants

No compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist the Board or Compensation Committee in determining compensation for any of the Company’s Directors and executive officers. On an annual basis the Company conducts an in-house review of the publicly available compensation paid to NEOs of the Benchmark Group. The Compensation Committee met in February 2021 to consider the results of the 2020 peer review and concluded that there would be no general adjustment to the compensation framework for NEOs, but some individual’s compensation was adjusted as a result of the peer review.

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 Compensation Risk Considerations

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers and Directors.

In order to assist the Board in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee reviews, on at least an annual basis, the Company’s compensation policies and practices. As part of such review process, the Compensation Committee endeavours to identify any practices that may encourage a Director, officer or employee to expose the Company to unacceptable or excessive risk.

Executive compensation is comprised of both short-term compensation in the form of a base salary, and the STIP (i.e. incentive cash bonuses) and LTIP (i.e. grants of incentive stock options). This structure ensures that a significant portion of executive compensation is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long term shareholder value.

As discussed above under the heading “Description of the Stock Option Plan”, the Board also has the ability to set out vesting periods in each stock option agreement. As the benefits of such long-term compensation would not be realized by officers and Directors until a significant period of time has passed, the ability of such persons to take inappropriate or excessive risks that are beneficial to their personal compensation at the expense of the Company and the shareholders is limited. Furthermore, all elements of executive compensation are discretionary in nature. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to his/her short-term individual compensation when their long-term compensation might be put at risk from such actions.

Due to the relatively small size of the Company and its current management group, the Board is also able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is regularly reviewed.

The Compensation Committee currently believes that the Company’s compensation policies do not encourage NEOs or individuals at principal business units or divisions of the Company to take inappropriate or excessive risks. The Company’s compensation policies are structured such that there are generally restrictions on the maximum payout of the variable components of compensation as a percentage of salary in relation to performance bonuses and as maximum number of Common Shares issuable pursuant to an option granted under the Stock Option Plan.

The following components of the Company’s compensation framework are specifically designed to mitigate against compensation-related risks:

•	The Stock Option Plan provides that the maximum number of Common Shares which may be made subject to options under the Stock Option Plan at any time and from time to time shall not exceed 10% of the total number of Common Shares then outstanding on a non-diluted basis.
•	Vesting periods under the Stock Option Plan are generally in four equal installments over a three-year period from the date of grant.
•	Bonus payments to a NEO in any given year are capped as a maximum percentage of base salary, as described in the “Short Term Incentive Plan - Overall STIP Determination” section, above.
•	Bonus payments are generally derived from performance against pre-approved annual objectives for both the Company and the individuals (except the President & CEO, who is only assessed against corporate objectives).

As of the date of this Information Circular, no risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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Financial Instruments

The Company has not adopted a formal policy prohibiting Named Executive Officers or Directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by such Named Executive Officers or Directors. As of the date of this Information Circular, the Company is not aware of any Named Executive Officer or Director having entered into such type of transaction.

Share Performance Graph

The following graph and table illustrates the Company’s cumulative (to December 31, 2020) shareholder return based on a $100 investment (since December 31, 2015) in the Company’s Common Shares compared to the cumulative return on a comparable investment in the S&P/TSX Composite Index and the Market Vectors Junior Gold Miners ETF (“GDXJ”) for the same period, ended December 31, 2020, each such index as published by the TSX.

The year-end values of each index investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid (there have been no dividends paid in relation to the Common Shares). The calculations exclude trading commissions and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

TOTAL SHAREHOLDER RETURN COMPARISON
(Based on an initial investment of $100 on December 31, 2015 to December 31, 2020)

As previously noted, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and Common Share performance is one performance measure that is reviewed and taking into consideration with respect to executive compensation. As a gold exploration company, the price of the Common Shares can be impacted by the market price of gold, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control. General and industry-specific market and economic factors may also affect the price of the Common Shares While share price performance is only a minor factor in overall executive compensation, over the past five years, the cash compensation paid to Named Executive Officers has been relatively consistent, while the trend in share price over the same time period has been upward, albeit with significant annual variability. Equity based compensation granted to Named Executive Officers is affected by the number of options granted and the share price at the time of the grant which has resulted in significant variability over the past five years.

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Share-based and Option-Based Awards

The process that the Company uses to grant option-based awards to executive officers is disclosed elsewhere in this Information Circular, including under “Stock Option Plan” and “Description of the Stock Option Plan” above.

Compensation Governance

The Company has a Compensation Committee, which is further described under the heading “Compensation Discussion and Analysis – Compensation Committee” above and under the sub-section “Compensation of Directors and Officers” under the heading “Corporate Governance Disclosure” below.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 - Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of each of the individuals comprised of persons acting as the Chief Executive Officer and the Chief Financial Officer for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and each individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

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					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)(4)	All Other Compensation ($)		Total Compensation ($)(1)
Stephen Quin, Former President and CEO(3)	2020	303,642	Nil	129,897	0	Nil	Nil	688,015	(3)	990,039
	2019	332,500 (5)	Nil	385,361	Nil (5)	Nil	Nil	Nil		717,861
	2018	320,000	Nil	94,517	Nil (5)	Nil	Nil	Nil		414,517
Laurel Sayer, President & CEO and PRII President (6)	2020	295,064	Nil	92,190	105,137	Nil	11,803	Nil		504,193
	2019	290,796	Nil	256,977	77,212	Nil	11,366	Nil		636,351
	2018	278,662	Nil	63,554	75,815	Nil	12,015	Nil		430,046
John Meyer, VP Development	2020	274,946	Nil	74,795	86.878	Nil	13,546	Nil		450,165
	2019	271,999	Nil	117,885	63,003	Nil	12,235	Nil		465,122
	2018	265,701	Nil	50,517	63,300	Nil	10,628	Nil		390,146
Michael Bogert, PRII General Counsel (7)	2020	274,946	Nil	74,795	84,568	Nil	13,546	Nil		447,855
	2019	271,999	Nil	117,885	63,384	Nil	10,880	Nil		464,148
	2018	96,871	Nil	325,532	Nil	Nil	1,329	181,454		605,185
Darren Morgans, CFO (8)	2020	188,000	Nil	Nil	75,957	Nil	Nil	Nil		289,874
	2019	216,833	Nil	192,681	50,686	Nil	Nil	Nil		460,200
	2018	220,000	Nil	50,517	47,965	Nil	Nil	Nil		318,482

(1)	All compensation amounts awarded, earned, paid, or payable are reflected in Canadian Dollars, Ms. Sayer. Mr. Meyer and Mr. Bogert’s compensation is paid in USD and have been translated at the average exchange rate for the relevant year.
(2)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation: expected dividend yield 0% (2019- 0% and 2018 – 0%), expected stock price volatility 65% (2019 – 64% and 2018 – 64%) weighted average risk free interest rate 1.4% (2019 – 1.8% and 2018 – 2.1%), and expected life of options of 5 years (2019 – 5 years and 2018 – 5 years). The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company since inception.
(3)	Mr. Quin ceased to be the President, CEO and a director of the Company effective December 4, 2020. Mr. Quin received a severance payment totaling $688,015. Mr. Quin elected to forgo $185,515 of this payment and the Company elected to donate the amount forgone by Mr. Quin to a charity in the Company’s name.
(4)	Ms. Sayer, Mr. Meyer and Mr. Bogert received contributions from the Company to their 401(k) plans.
(5)	Mr. Quin’s salary was increased on March 1, 2019 to $335,000. Mr. Quin’s performance evaluation for 2019 and 2018 resulted in the board approving amounts of $98,131 and $123,677 respectively under the annual incentive plan; however, Mr. Quin elected to forgo all of his proposed annual incentive bonus payments. In 2020, 2019 and 2018 the Company elected to donate the amount forgone by Mr. Quin to a charity in the Company’s name.
(6)	Ms. Sayer was appointed as President & CEO of Perpetua Resources Idaho, Inc. (formerly Midas Gold Idaho, Inc.) (“PRII”, a wholly owned subsidiary of the Company) on September 20, 2016. On December 4, 2020, Ms. Sayer was appointed as President & CEO of the Company.
(7)	Mr. Bogert was appointed as General Counsel of PRII on August 31, 2018. Immediately prior to such appointment, Mr. Bogert was a director of the Company. The above compensation only relates to Mr. Bogert’s capacity as an executive. Mr. Bogert received a signing bonus of $181,454 upon his appointment. Accordingly Mr. Bogert declined to be eligible for an annual performance bonus for 2018.
(8)	Mr. Morgans’ salary was increased on March 1, 2019 to $235,000 (full-time salary) and on September 1, 2019 was reduced to $188,000 (part-time salary) to reflect 20% of Mr. Morgans’ role being transitioned to Idaho-based staff and Mr. Morgans’ now spending 80% of his time performing his original role.

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The compensation paid to each of the above NEOs is pursuant to the terms of their respective employment agreements, which are set forth in more detail below in the subsection “Termination and Change of Control Benefits”.

Incentive Plan Awards

Named Executive Officers are eligible for grants of stock options under the Company’s LTIP though the Stock Option Plan. For details of the Company’s LTIP and Stock Option Plan, see “Long Term Incentive Plan” and “Stock Option Plan” above.

The Company does not currently have an equity award plan that provides compensation based on achievement of certain performance goals or similar conditions within a specified period, or a share-based award plan under which equity-based instruments that do not have option-like features, can be issued.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the year ended December 31, 2020, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) (1)	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-The- Money Options (2) ($)	Number of Shares or Units Of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Stephen Quin, Former President and CEO (3)	67,000 35,000 29,000 38,000 43,000 (4) 50,000	6.60 8.90 5.90 9.70 6.20 4.40	April 19, 2021 January 5, 2022 January 4, 2023 January 4, 2024 December 31, 2024 April 3, 2025	1,416,400	n/a	n/a	n/a
Laurel Sayer, President and CEO and PRII President (5)	50,000 60,000 22,000 19,500 24,000 25,000 26,500	8.80 9.20 8.90 5.90 9.70 7.20 6.20	Sep 19, 2021 Sep 30, 2022 January 5, 2022 January 4, 2023 January 4, 2024 March 20, 2024 January 1, 2025	889,450	n/a	n/a	n/a
John Meyer, VP Development	3,875 19,000 21,500	5.90 9.70 6.20	January 4, 2023 January 4, 2024 January 1, 2025	200,913	n/a	n/a	n/a
Michael Bogert, PRII General Counsel (6)	4,750 9,000 8,000 64,500 19,000 21,500	8.80 8.90 5.90 9.10 9.70 6.20	Sep 19, 2021 January 5, 2022 January 4, 2023 August 28, 2023 January 4, 2024 January 1, 2025	472,700	n/a	n/a	n/a
Darren Morgans, CFO	8,500 19,000 21,500(4)	5.90 9.70 6.20	January 4, 2023 January 4, 2024 December 31, 2024	230,050	n/a	n/a	n/a
(1)	On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. The figures in this table are presented on a post-consolidation basis. All options granted have a five-year term and vest one quarter per year commencing on the grant date, except for 60,000 options granted to Ms. Sayer which have a six-year term and vest on successful permitting of the Project, with staggered vesting dates related to the timing of permit approval.
(2)	This amount is calculated based on the difference between the market value of the Common Shares underlying the options on December 31, 2020, which was $12.20, and the exercise or base price of the option. Such amount may not represent the amount that the respective Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Named Executive Officer’s continued employment with the Company.
(3)	Mr. Quin ceased to be a director of officer of the Company effective December 4, 2020. In 2014, due to limited capacity for the Company to grant options, Mr. Quin waived his annual grant of options in order to provide a greater allocation to other employees. In 2016, Mr. Quin was granted additional options in recognition of his success in completing the financing in March 2016 and in order to better align his interests with those of the shareholders.
(4)	On December 31, 2019, Mr. Quin and Mr. Morgans received their 2020 stock option entitlement.
(5)	Ms. Sayer was appointed a director and the President and CEO of the Company on December 4, 2020. Prior to that, Ms. Sayer was appointed President and CEO of PRII on September 30, 2016. The above option-based awards were granted in her capacity as an executive and a director prior to her ceasing to be a director of the Company on September 20, 2016. The 50,000 options were granted as an additional incentive to joining the Company and to better align Ms. Sayer with other executives who had been accumulating option grants over several years. The 60,000 option grant was an additional incentive and only become vested on successful permitting of the Project, with staggered vesting dates related to the timing of permit approval.
(6)	Mr. Bogert was appointed General Counsel of PRII on August 31, 2018. The above option-based awards were granted in his capacity as an executive and a director prior to her ceasing to be a director of the Company on August 31, 2018. The 64,500 option grant as an additional incentive to joining the Company and to better align Mr. Bogert with other executives who had been accumulating option grants over several years.

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Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Stephen Quin Former President and CEO	74,250	n/a	n/a
Laurel Sayer President and CEO and PRII President	44,625	n/a	n/a
John Meyer VP Development	4,413	n/a	n/a
Michael Bogert PRII General Counsel	12,550	n/a	n/a
Darren Morgans CFO	36,125	n/a	n/a

(1)	This amount is the dollar value that would have been realized if the options or warrants had been exercised on the vesting date by calculating the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. As all options and warrants were granted with an exercise price equal to market price, all such options carried a nil value on the initial vesting date of one-quarter of the options on the date of grant. Such amount may not represent the amount that the respective Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Named Executive Officer’s continued employment with the Company.

PENSION PLAN BENEFITS

The Company does not have a pension plan or any defined contribution plan that provides for payments or benefits to the Named Executive Officers or directors at, following, or in connection with retirement. The Company does make matching contributions, with restrictions, to 401k plans for employees of Perpetua Resources Idaho, Inc.

TERMINATION AND CHANGE OF CONTROL BENEFITS

As of the date of this Information Circular, the Company has employment agreements with each of the Named Executive Officers, which includes compensation in the form of salary, bonuses, and option share awards as well as for payment or benefits in the event of termination of employment or change of control of the Company. In order to ensure the continued dedication of the Named Executive Officers, the Board has determined that it is in the best interests of the Company and its shareholders to provide the Named Executive Officers and certain other key employees with additional financial security in the event of certain terminations and or a change of control of the Company.

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In the agreements, “change of control” is defined as the acquisition by any person or by any person and a person “acting jointly or in concert with” such person, as defined in MI 62-104 - Take-Over Bids and Issuer Bids, whether directly or indirectly, of voting securities which, when added to all other voting securities of the Company at the time held by such person or by such person and a person “acting jointly or in concert with” another person, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. “Good reason” means the occurrence, within 12 months of a change of control, of any of the following without the NEO’s written consent:

(i)	a meaningful and detrimental change in the employee’s position, title, duties or responsibilities form those in effect immediately prior to a change of control;
(ii)	a change in the principal head office of the employer to a location more than 50 kilometres from the then-current location of the principal head office of the Company;
(iii)	any reduction in the employee’s salary or other remuneration; or
(iv)	a demand by the Company that the employee cease working or providing services for remuneration to another entity where the Company and employee had previously agreed that the employee could engage in such activities, provided that a demand that the employee not increase the average monthly hours devoted to the third entity shall not constitute “good reason”.

If, as the result of a change of control of the Company, if any of the NEO’s experience “good reason” as described above, each is entitled to a severance payment in lieu of notice as set out below:

NEO	Salary	Additional
Laurel Sayer	12 months	An amount equal to 40% of her annual salary in effect at the time of termination
John Meyer	12 months	An amount equal to 35% of his annual salary in effect at the time of termination
Michael Bogert	12 months	An amount equal to 35% of his annual salary in effect at the time of termination
Darren Morgans	12 months Full Time Salary	An amount equal to 35% of his Full Time Salary in effect at the time of termination

In the event of a change of control, all unvested incentive share options in the Company held by the NEO shall immediately vest and the incentive share options shall remain exercisable until the expiry of the original term.

At any time in circumstances where there is no cause for termination and no change of control, by the provision of written notice of termination from the Company, the Company is obligated to provide the terminated NEO with a lump sum severance payment, as set out in the table below:

NEO	Payment amount
Laurel Sayer	(a)	12 months’ salary; and
	(b)	an amount equal to the amount (if any) determined as payable to Ms. Sayer under the annual incentive plan during the last complete bonus year.

John Meyer	(a)	12 months’ salary; and
	(b)	an amount equal to the amount (if any) determined as payable to Mr. Meyer under the annual incentive plan during the last complete bonus year.

Michael Bogert	(a)	12 months’ salary; and
	(b)	an amount equal to the amount (if any) determined as payable to Mr. Meyer under the annual incentive plan during the last complete bonus year.

Darren Morgans	(a)	12 months’ of Full Time Salary; and
	(b)	an amount equal to the amount (if any) determined as payable to Mr. Morgans under the annual incentive plan during the last complete bonus year.

If the NEO is terminated without cause, the NEO shall have 90 days from the last day of work to exercise any incentive stock options of the Company that have vested as of the last day of work and which are unexercised as of the last day of work.

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Estimated Incremental Payments on Change of Control

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEO’s on termination on change of control assuming termination on December 31, 2020:

Name	Base Salary ($)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Laurel Sayer(1)	280,104	-	112,042	392,146
John Meyer(1)	261,006	-	91,352	352,358
Michael Bogert(1)	261,006	-	91,352	352,358
Darren Morgans	235,000	-	82,250	317,250
(1)	Mr. Meyer, Mr. Bogert and Ms. Sayer are compensated in USD and the above payments are translated at the USD: CAD exchange rate on December 31, 2020 of 1 : 1.2732.

DIRECTOR COMPENSATION

Under the Company’s policies with regard to Director compensation, the Company’s executive Directors (as of the date of this Information Circular, Laurel Sayer is the only executive Director) do not receive fees for Board service. In addition, Mr. Kim and Mr. Papagianis, as nominees of Paulson & Co., elected to receive no directors’ fees or options. The compensation for the non-executive Directors includes the following payments:

(i)	a US$22,080 annual cash retainer;
(ii)	a US$13,800 annual cash retainer for the Chairman of the Board;
(iii)	a US$11,500 annual cash retainer for the Chairman of the Audit Committee;
(iv)	a US$4,025 annual cash retainer for each Chairman of the Corporate Governance and Nominating Committee, Compensation Committee, and Environment, Health & Safety Committee;
(v)	a US$2,875 annual cash retainer for each member (excluding the Chairman) of the Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, and Environment, Health and Safety Committee.

Payments are made quarterly to the Directors. Additionally, the Board may consider discretionary grants of stock options to non-executive Directors from time to time. The Company also reimburses Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company. No additional fees were paid to the members of the Special Committee.

The compensation described above was approved by the Compensation Committee of the Board effective April  1, 2020 after a review the directors’ fees paid to a group of comparable companies at the time.

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The table below sets out the amounts, before any withholdings, that each non-executive Director earned in fees and all other amounts of compensation during the year ended December 31, 2020 for his or her services as a Director:

Director Name	Fees Earned ($)	Share- Based Awards ($)	Option Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Keith Allred(1)	39,168	n/a	65,100	n/a	n/a	n/a	104,268
Jaimie Donovan(1)	34,133	n/a	nil	n/a	n/a	n/a	34,133
Brad Doores(1)	38,612	n/a	nil	n/a	n/a	n/a	38,612
Jon Goode(1)	24,482	n/a	59,850	n/a	n/a	n/a	84,332
Marcelo Kim (2)	nil	n/a	nil	n/a	n/a	n/a	nil
Peter Nixon(1)	55,070	n/a	nil	n/a	n/a	n/a	55,070
Chris Papagianis (2)	nil	n/a	nil	n/a	n/a	n/a	nil
Javier Schiffrin (2)	nil	n/a	nil	n/a	n/a	n/a	nil
Donald Young (3)	15,109	n/a	nil	n/a	n/a	n/a	15,109

(1)	Keith Allred, Jaimie Donovan, Brad Doores, Jon Goode and Peter Nixon resigned from the Board effective December 3, 2020. The Company’s current non-executive Directors (excluding Marcelo Kim and Chris Papagianis), being Bob Dean, David Deisley, Jeff Malmen, Chris Robison and Alex Sternell, were appointed as Directors of the Company on December 3, 2020 and did not receive any compensation during the financial year ended December 31, 2020.
(2)	Mr. Kim, Mr. Schiffrin and Mr. Papagianis elected not to receive directors’ fees or option-based awards. Mr. Schiffrin resigned as a Director of the Company on May 14, 2020 and Mr. Papagianis was appointed as a Director of the Company on May 14, 2020.
(3)	Mr. Young did not stand for re-election at the 2020 annual general meeting.

Incentive Plan Awards

Under the Company’s Stock Option Plan, Directors are eligible to receive stock options. As is the case with officers and employees, the purpose of granting such options is to assist the Company in attracting, retaining and encouraging the Directors and to closely align their personal interests to that of the shareholders of the Company.

See “Stock Option Plan” above for details regarding the Stock Option Plan.

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Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who is not a Named Executive Officer:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options(1,2,6) (#)	Option Exercise Price ($)(6)	Option Expiration Date	Value of Unexercised In-The- Money Options (3) ($)	Number of Shares or Units Of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Keith Allred	2,000 3,000 1,500 9,000 8,000 9,500 10,500	3.10 3.90 6.60 8.90 5.90 9.70 6.20	January 6, 2021 March 21, 2021 April 19, 2021 January 5, 2022 January 4, 2023 January 4, 2024 January 1, 2025	218,350	n/a	n/a	n/a
Jaimie Donovan	9,500 10,500(5)	6.30 6.20	July 5, 2024 December 31, 2024	119,050	nil	nil	nil
Brad Doores	8,000 9,500 10,500(5)	8.80 9.70 6.20	August 10, 2023 January 4, 2024 December 31, 2024	113,950	n/a	n/a	n/a
Jon Goode (8)	9,500	6.30	56,050	nil	nil	nil	nil
Marcelo Kim (4)	nil	n/a	n/a	nil	nil	nil	nil
Peter Nixon	2,000 4,750 7,875(5)	5.90 9.70 6.20	January 4, 2023 January 4, 2024 December 31, 2024	71,725	n/a	n/a	n/a
Chris Papagianis (4)	nil	n/a	n/a	nil	nil	nil	nil
Javier Schiffrin (4)	nil	n/a	n/a	nil	nil	nil	nil
Donald Young (7)	2,000 4,750 7,875(5)	5.90 9.70 6.20	January 4, 2023 January 4, 2024 December 31, 2024	71,725

(1)	All options awarded January 8, 2014, vest one-third per year commencing on January 8, 2014, and have a five-year term.
(2)	All options awarded subsequent to January 8, 2014, vest one-quarter per year commencing on grant date and have a five-year term.
(3)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $12.20, and the exercise or base price of the option. Such amount may not represent the amount that the respective Director will actually realize from the awards. Whether, and to what extent, a Director realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Director’s continued membership on the Board.
(4)	Mr. Kim, Mr. Schiffrin and Mr. Papagianis have elected not to receive directors’ fees or option-based awards.
(5)	On December 31, 2019, Ms. Donovan, Mr. Doores, Mr. Nixon and Mr. Young received their 2020 stock option entitlement.
(6)	On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. The figures in this table are presented on a post-consolidation basis. All options granted have a five-year term and vest one quarter per year commencing on the grant date.
(7)	Mr. Young did not stand for re-election at the 2020 annual general meeting.
(8)	Mr. Goode was appointed to the Board on May 12, 2020.

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Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of awards granted to each of the Directors who is not a Named Executive Officer are as follows:

Director Name	Option-Based Awards - Value Vested During The Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Keith Allred	17,750	n/a	n/a
Jaimie Donovan	19,313	n/a	n/a
Brad Doores	31,150	n/a	n/a
Jon Goode (2)	238	n/a	n/a
Marcelo Kim (2)	Nil	n/a	n/a
Peter Nixon	12,313	n/a	n/a
Chris Papagianis (3)	Nil	n/a	n/a
Javier Schiffrin(3)	Nil	n/a	n/a
Donald Young (4)	12,313	n/a	n/a

(1)	This amount is the dollar value that would have been realized if the options had been exercised on the vesting date by calculating the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. As all options were granted with an exercise price equal to market price, all such options carried a nil value on the initial vesting date. Such amount may not represent the amount that the respective Director will actually realize from the awards. Whether, and to what extent, a Director realizes value will depend on our several factors, including actual operating performance, share price fluctuations and the Director’s continued membership on the Board.
(2)	Mr. Goode was appointed to the Board on May 14, 2020.
(3)	Mr. Schiffrin, Mr. Papagianis and Mr. Kim have elected not to receive directors’ fees or option based awards.
(4)	Mr. Young did not stand for re-election at the 2020 annual general meeting.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,959,588[1]	$7.40[1]	2,796,556[1]
Equity compensation plans not approved by securityholders	nil	n/a	n/a
Total	1,959,588	$7.40	2,796,556

(1)	On January 27, 2021, the Company completed a consolidation its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares. The figures in this table are presented on a post-consolidation basis.

The only compensation plan under which equity securities of the Company are authorized for issuance is the Stock Option Plan. As noted under the heading “Stock Option Plan” above, the Company’s Stock Option Plan was adopted by the Board of Directors on July 6, 2011, prior to the completion of the Company’s initial public offering and listing on the TSX, which completed on July 14, 2011, and subsequently amended by the Directors in 2012 to add a cashless exercise feature and received securityholder approval at the Company’s 2014, 2017 and 2020 Annual General Meetings.

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The section entitled “Incentive Plan Awards” above contain further information regarding options granted to the Named Executive Officers and non-executive Directors under the Stock Option Plan as at the end of the financial year ended December 31, 2020.

Subsequent to year end, an additional 873,500 options were granted to employees and directors of the Company as part of the annual granting process under the Company’s Long Term Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at February 28, 2021, there was no indebtedness, other than routine indebtedness as defined under applicable securities laws, outstanding of any current or former executive officer, Director, or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2020, was a Director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted, other than routine indebtedness as defined under applicable securities laws, to the Company or any of its subsidiaries; or
(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

STAKEHOLDER COMMUNICATIONS

Stakeholders may communicate with the Company by contacting the Corporate Secretary at the Company’s head office address or through the Company’s website and, if a stakeholder so requests, comments in writing provided by stakeholders will be forwarded to the independent Directors. Stakeholders should be prepared to identify themselves as a condition to having their comments forwarded to the independent Directors.

The Board of Directors reviews the Company’s significant communications with investors and the public, including the Company’s annual audited financial statements, quarterly unaudited financial statements, management’s discussion and analysis, annual information forms, and management information proxy circulars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein with respect to the approval of the Omnibus Equity Incentive Plan pursuant to the policies of the TSX, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors or the appointment of auditors. See “Particulars of Other Matters to be Acted Upon – Approval Omnibus Equity Incentive Plan “ for further information.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed Director of the Company and, to the knowledge of the Company, no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

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MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the Directors, executive officers or full-time employees of the Company.

Corporate Governance Disclosure

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 - Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which such disclosure for the Company is set out below.

Independence of Members of Board

The Company’s Board currently consists of eight (8) Directors, two (2) of whom are standing for re-election at the Meeting and the remaining six (6) directors were appointed on December 4, 2020 and are standing for election at the Meeting. With the exception of Laurel Sayer, who is not independent by virtue of being the President and CEO of the Company, he Board has determined that remaining seven (7) of the Directors are independent based upon the applicable tests for independence set forth in National Instrument 52-110 – Audit Committees and other applicable U.S. and Canadian securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed, and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company of each of its Directors. In determining that all Directors (except for Ms. Sayer) are independent, the Board took into consideration the fact that each of the other Directors is not an officer or employee of the Company, a former officer or employee, or a party to any material contract with the Company and that none receive remuneration from the Company in excess of Directors’ fees and stock option grants. Ms. Sayer is not considered independent as she has a material relationship with the Company due to being an executive officer (President and CEO) of the Company.

The size of the Company is such that all the Company’s operations are conducted by a small management team, one of whom (the President and CEO, Laurel Sayer) is also on the Board. The independent Directors exercise their responsibilities for independent oversight of management through their majority control of the Board. In addition, the Board has separate roles for the Chairman of the Board, Mr. Kim and the President and Chief Executive Officer, Ms. Sayer.

The independent Directors meet regularly and hold private sessions without the presence of the non-independent Director and management. During the financial year ended December 31, 2020, 4 such private sessions were held (not including in camera sessions held at the end of Board, standing committee and special committee meetings). The independent Directors are also encouraged to meet at any other time they consider necessary without any members of management, including the non-independent Director, being present. Further supervision is performed through the Board’s four standing committees, three of which are composed entirely of non-executive, independent Directors and all of which meet regularly without management being in attendance. The Board’s four standing committees are as follows: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Environmental, Health and Safety Committee. The Audit Committee also meets with the Company’s external auditors without management being in attendance.

To promote the exercise of independent judgment by Directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to such matter and would not participate in any vote on such matter.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers (or the equivalent in a foreign jurisdiction) is described in the tables provided under the section entitled “Election of Directors” in this Information Circular.

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Participation of Directors in Board Meetings

During the financial year ended December 31, 2020, a total of 45 Board and standing committee meetings (including meetings of independent directors only) were held. The attendance record of each director, in their capacity as a director, for Board and standing committee meetings held in 2020 was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Corporate Governance and Nominating Committee Meetings Attended	Environmental, Health, and Safety Committee Meetings Attended	Meetings of Independent directors	Total Number of Meetings Attended	Attendance Record
Stephen Quin Former President & CEO(1)	15 of 15 100%	n/a	n/a	n/a	4 of 4 100%	n/a	19	100%
Jaimie Donovan(1)	15 of 15 100%	n/a	2 of 2 100%	10 of 10 100%	n/a	n/a	27	100%
Keith Allred(1)	15 of 15 100%	4 of 4 100%	4 of 4 100%	10 of 10 100%	n/a	4 of 4 100%	37	100%
Brad Doores(1)	15 of 15 100%	n/a	4 of 4 100%	10 of 10 100%	4 of 4 100%	4 of 4 100%	37	100%
Jon Goode(1)	10 of 10 100%	2 of 2 100%	n/a	n/a	n/a	4 of 4 100%	16	100%
Peter Nixon(1)	15 of 15 100%	4 of 4 100%	n/a	10 of 10 100%	n/a	3 of 4 75%	32	97%
Donald Young(2)	5 of 5 100%	2 of 2 100%	2 of 2 100%	n/a	n/a	n/a	9	100%
Marcelo Kim(3)	16 of 19 84%	n/a	4 of 4 100%	n/a	4 of 4 100%	n/a	24	89%
Javier Schiffrin (4)	2 of 5 40%	n/a	n/a	n/a	2 of 2 100%	n/a	4	57%
Chris Papagianis (5)	14 of 14 100%	n/a	n/a	n/a	2 of 2 100%	n/a	16	100%
Laurel Sayer(6) President &CEO	3 of 3 100%	n/a(6)	n/a(6)	n/a(6)	n/a(6)	n/a(6)	3	100%
Jeff Malmen(6)	3 of 3 100%	n/a(6)	n/a(6)	n/a(6)	n/a(6)	n/a(6)	3	100%
Chris Robison(6)	3 of 3 100%	n/a(6)	n/a(6)	n/a(6)	n/a(6)	n/a(6)	3	100%
Bob Dean(6)	3 of 3 100%	n/a(6)	n/a(6)	n/a(6)	n/a(6)	n/a(6)	3	100%
David Deisley(6)	3 of 3 100%	n/a(6)	n/a(6)	n/a(6)	n/a(6)	n/a(6)	3	100%
Alex Sternhell(6)	3 of 3 100%	n/a(6)	n/a(6)	n/a(6)	n/a(6)	n/a(6)	3	100%

(1)	Stephen Quin, Jaimie Donovan, Keith Allred, Brad Doores, Jon Goode and Peter Nixon ceased to be directors of the Company on December 4, 2020. Jon Goode was first elected to the Board on May 14, 2020 and became Chair of the Audit Committee on May 14, 2020.
(2)	Donald Young did not stand for re-election at the Company’s 2020 annual general meeting held on May 14, 2020.
(3)	Marcelo Kim serves as Paulson’s nominee under the Paulson Investor Rights Agreement (as defined herein). Mr. Kim was appointed Chair of the Company in accordance with the amended and restated Paulson Investor Rights Agreement dated March 17, 2020. Mr. Kim did not attend the 3 Board meetings held in March 2020 to consider and approve the Company’s March 2020 financing of convertible notes completed on March 17, 2021 in which Paulson was the sole investor due to having a disclosable interest in respect of such transaction by virtue of Mr. Kim being Paulson’s nominee to the Board.

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(4)	Javier Schiffrin was Paulson’s nominee under the Paulson Investor Rights Agreement and ceased to be a director of the Company on May 14, 2020. Mr. Schiffrin did not attend the 3 Board meetings held in March 2020 to consider and approve the Company’s March 2020 financing of convertible notes completed on March 17, 2021 (in which Paulson was the sole investor) due to having a disclosable interest in respect of such transaction by virtue of Mr. Schiffrin being Paulson’s nominee to the Board.
(5)	Chris Papagianis was appointed a director of the Company on May 14, 2020 and serves as Paulson’s nominee under the Paulson Investor Rights Agreement.
(6)	Laurel Sayer, Jeff Malmen, Chris Robison, Bob Dean, David Deisley and Alex Sternhell were appointed to the Board on December 4, 2020.

Summary of 2020 Meetings

The following Board and committee meetings were held during the year ended December 31, 2020:

Full Board – 19 meetings

Audit Committee – 4 meetings

Compensation Committee – 4 meetings

Corporate Governance and Nominating Committee – 10 meetings

Environmental, Health, & Safety – 4 meetings

Independent Directors – 4 meetings

Board Charter

The Board has adopted a Board Charter, the text of which is attached as Appendix I to this Information Circular.

Position Descriptions

The Board has adopted written position descriptions for the Chief Executive Officer, the Chairman and Lead Director of the Board, and for the Chair of each standing committee.

Orientation and Continuing Education

The Chairman of the Company takes primary responsibility for the orientation and continuing education of Directors. The Corporate Governance and Nominating Committee is also responsible for determining appropriate orientation and education programs for new Board members. New Directors are provided with an overview of their role as a member of the Board and its committees, and the nature and operation of the Company’s business and affairs. New Directors are provided with opportunities to visit the Company’s operations and have discussions with the Company’s operating personnel. New Directors also have the opportunity to discuss the Company’s affairs with legal counsel as well as the representatives of the Company’s external auditors.

All Board members are provided with a monthly management report which details the Company’s business results and operations and senior management regularly makes presentations to the full Board on the main areas of the Company’s business. Board members have full access to the Company’s records.

To help ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and to visit the Company’s operations.

All Board members are provided with the Company’s Board policy manual, including all corporate governance policies, the Board’s Charter, charters of each of the committees, Board and committee chair position descriptions, corporate policies and other relevant information. The Board also has access to publicly-filed documents of the Company, including technical reports and financial information and access to management, consultants, and technical experts, should the need arise.

All Board members have been to the Stibnite Gold Project site and it is the Company’s intention to hold one of its quarterly Board meetings at the site each year to provide the Directors with additional and on-going exposure to the Stibnite Gold Project site.

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Environment, Social Consideration and Governance

Perpetua Resources has, since its inception, incorporated the principles of environmental protection, social considerations and good governance (ESG) into all its actions. In 2019, the Board formalized its commitments by adopting an ESG Policy. The intent of this policy is to set out our guiding principles in a coherent, systematic manner to inform stakeholders and interested parties as to those principles.

Guiding Principles

We are guided by certain principles as they relate to responsible mineral development. These principles include, but are not limited to, the following:

•	Perpetua Resources’ purpose is to leave the Stibnite Gold Project site better than we found it and to leave a lasting legacy of economic benefits in Valley County and Idaho.
•	Our employees are driven to achieve these goals by their own ideals and values, and they would not be working with Perpetua Resources if that was not the case.
•	Perpetua Resources recognizes that responsible corporate behaviour with respect to environmental, social and governance factors can generally have a positive influence on long-term financial performance.
•	Disclosure is the key that allows stakeholders and other interested parties to better understand, evaluate and assess potential risk and return, including the potential impact of ESG factors on Perpetua Resources performance.
•	Perpetua Resources investment analysis should incorporate ESG factors to the extent that they affect risk and return.
•	Perpetua Resources acknowledges that the division of authority and responsibilities among the three parties that are core to corporate governance – shareholders, directors and managers.
•	Employees, contractors, suppliers, federal, state and local governments and the community at large have a vested interest in positive corporate conduct and long-term business performance.

Core Values

In order to live up to these principles, Perpetua Resources has defined certain core values that are integral to the Company’s DNA:

•	Safety - The health and safety of our employees, contractors and the public is of the utmost importance.
•	Environmental Responsibility - We go above and beyond what is required; we find practical solutions to manage growth while protecting and enhancing the natural environment.
•	Community Involvement - As a proud part of the community, we actively strive to serve the community’s needs, to collectively enhance prosperity and well-being.
•	Transparency - We fulfill our commitments in an open and transparent manner. We aim to be accurate, consistent and straightforward in all information delivered to our stakeholders.
•	Accountability - As part of our governance, we ensure that accountability guides all of our actions, decisions, conduct and reporting.
•	Integrity & Performance - We hold ourselves to high moral standards and strive to fulfill our commitments in an effective and sustainable manner.

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Below is a review of Perpetua Resources efforts in 2020 with regards to ESG.

Environment	•	Zero reportable spills in 2020
		o	No reportable spills for 106 months
	•	Operations at site powered using solar power to extent possible
		o	In 2020, we produced 5,495 kWh of solar energy
	•	“Minimize, reuse and recycle” strategy along with “work from home” due to Covid-19 kept almost 169 lbs. of materials out of the landfill
	•	Sediment reduction strategy to improve water quality
		o	Planted 5,892 trees and reclaimed and hydroseeded 7 acres of land within a Valley County Quarry located in Yellow Pine.
		o	Since 2011, Perpetua Resources has planted 63,508 trees
Health & Safety	•	“Safety First” – Safety continues to be a top priority for Perpetua Resources
	•	Zero reportable safety incidents in 2020
		o	No reportable safety incidents for past 61 months
		o	334 Hrs. of Compliance Training & 228 Hrs. of Site, Medical and Safety. Total Staff Training – 562Hrs
Social Responsibility	o	Advocating for responsible mining by working with lawmakers to protect Idaho’s lands by strengthening financial assurance laws
	o	Community involvement continued to be a priority:
		o	Spent more than $393,000 on charitable giving, education outreach and community sponsorship in 2020
		o	Perpetua Resources employees spent 279 hours in local classrooms teaching students about science, technology, engineering and math in 2020. 1,878 hours since 2017.
		o	Perpetua Resources team members spent 1,424 volunteer hours serving the community in 2020 and 11,758 volunteer hours over last four years
	o	Openness and transparency are guiding principles for our team;
		o	Due to COVID-19 we adapted to a virtual platform providing 53 project based community webinars and 20 virtual office hours.
		o	We have given over 936 project presentations over the last five years and provided 42 office hours opportunities over the last three years
		o	Due to COVID-19 we adapted to a virtual platform providing 53 project based community webinars

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Board Practices, Governance, Shareholder Rights & Accountability
	•	All directors stand for re-election annually on an individual basis
	•	50%+1 Majority Voting Policy adopted in 2017
	•	Advance Notice Policy adopted in 2013
	•	Regular engagement with shareholders throughout the year.
	•	Positions of Chairman, Lead Director and CEO are separated, and each have formal position descriptions
	•	Audit and Corporate Governance & Nominating Committees are comprised entirely of independent directors; Compensation Committee is comprised of a majority of independent directors; CEO sits on EH&S Committee
		o	Each committee and the Board conducted regular in-camera meetings without non-independent Directors or management present
	•	Diversity Policy adopted in 2016
	•	ESG Policy adopted in 2019
	•	Board and committees review mandates and assess their effectiveness annually
	•	Equity ownership policy considered, but not deemed necessary to adopt at this time given the current composition of the board and current share ownership
	•	Quarterly formal Risk Matrix review and presentation to the Board

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and crucial to meet the Company’s responsibilities to shareholders and other stakeholders. All Directors, officers and employees of the Company are expected to maintain and enhance the Company’s standing as a vigorous and ethical member of the business community.

The Company and its employees, personally and on behalf of the Company, are required to comply with the laws, policies and other regulations applicable to the Company and its business, respect the protection of internationally proclaimed human rights and recognize the responsibility to observe those rights.

Accordingly, the Board has adopted a Code of Conduct and Ethics Policy (the “Code”), which is posted on the Company’s website at www.perpetuaresources.com and filed under the Company’s profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code. The Board of Directors has delegated this responsibility to the Corporate Governance and Nominating Committee which, among other things, reviews the Code periodically. To date, no waivers of the Code have been granted nor has there been any material change report filed that pertains to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code.

The Company has also established a Whistleblower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Audit Committee. Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline, via email, or through a secure Internet reporting service in accordance with the Company’s Whistleblower Policy. For reports that are not reported anonymously, the Company will advise the reporting party that the reported activity has been addressed and, if possible, of the specific resolution. A copy of the Whistleblower Policy is available on the Company’s website at www.perpetuaresources.com.

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Certain of the Company’s Directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, a Director may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such Director will not participate in negotiating and concluding terms of any proposed transaction.

The Board also requires that Directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying potential Board candidates. The Corporate Governance and Nominating Committee is composed entirely of non-executive, independent Directors. The Corporate Governance and Nominating Committee reviews the competencies and skills that the Company’s Board of Directors, as a whole, possesses; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors; and recommends candidates for nomination, appointment, election and re-election to the Board. Members of the full Board and representatives of the mining industry are consulted for possible candidates.

The Company is committed to gender diversity on its Board of Directors, as well as at the senior level of management. (See “Policies Regarding the Representation of Women on the Board”, “Consideration of the Representation of Women in the Director Identification and Selection Process” and “Consideration Given to the Representation of Women in Executive Officer Appointments” below for further information.) The Board ensures, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that new appointments advance that commitment in a timely fashion.

Further to the above commitment, the Board will seek out candidates with common attributes such as integrity, intelligence, sound business judgement, independence of mind and the ability to learn and understand all aspects of the company’s business. Recruits to the Board will also be highly qualified in their respective areas of expertise and possess a mix of skill and experience that, collectively, will allow the Board to function at a high level and add value to the enterprise.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Corporate Governance and Nominating Committee, as detailed in Appendix III to this Information Circular. The Corporate Governance and Nominating Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all Directors annually, and planning for the succession of the Board. See “Board Committees” and Board Assessments” below for further information.

Compensation of Directors and Officers

The Compensation Committee, which is composed entirely of non-executive and independent Directors, is responsible for reviewing the adequacy and form of non-executive Directors’ and senior officers’ compensation to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director and senior officer. The Compensation Committee annually reviews the adequacy and form of the compensation of the Company’s senior officers and non-executive Directors and makes recommendations to the Board with respect to the Company’s directorship fee structure and compensation.

The Compensation Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its mandate, the Compensation Committee duties and responsibilities are as follows:

(a)	to recommend to the Board compensation policies and guidelines for application to the Company;

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(b)	to work with management so that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;
(c)	to review corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to annually recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer (provided, that notwithstanding the foregoing, the Committee shall approve all awards to the Chief Executive Officer pursuant to the the Company stock option plan and any other plan that delegates to the Committee such authority) and to approve compensation for all other designated officers after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board;
(d)	to implement and administer compensation policies approved by the Board concerning executive compensation, contracts, stock plans or other incentive plans, including making awards of equity-based compensation and options, or where the plan or contract does not delegate to the Committee such authority, making recommendations to the Board regarding such awards;
(e)	from time to time, to review the Company’s broad policies and programs in relation to benefits;
(f)	to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;
(g)	from time to time, to review with the Chief Executive Officer the Corporation’s broad policies on compensation for all employees and overall labour relations strategy for employees;
(h)	to develop and monitor the overall approach to remuneration for the directors of the Company and, subject to approval by the Board, to implement a remuneration program for the directors and the roles within the Board committees;
(i)	to review the Company’s incentive compensation arrangements to determine whether they encourage excessive risk-taking, to review and discuss at least annually the relationship between risk management policies and practices and compensation, and to evaluate compensation policies and practices that could mitigate any such risk;
(j)	to periodically review the adequacy and form of the compensation of directors so that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;
(k)	to oversee the Company’s compliance with the Applicable Regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, and the requirement that, with limited exceptions, shareholders approve equity compensation plans;
(l)	to report regularly to the Board on all of the Committee’s activities and findings during that year;
(m)	if applicable, to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board within a reasonable period of time following each annual general meeting of shareholders;
(n)	to review and assess, on an annual basis, the adequacy of this charter and recommend any proposed changed to the Board; and
(o)	to review executive compensation disclosure before publicly disclosed.

See “Compensation Committee” under the “Statement of Executive Compensation” above for addition details regarding the Compensation Committee, including with regard to the engagement of any compensation consultant or advisor.

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Board Committees

The Company has four standing committees: Audit, Compensation, Corporate Governance and Nominating, and Environment, Health & Safety and Technical.

The primary function of the Audit Committee is to assist the Directors in fulfilling its oversight responsibilities with respect to the Company’s accounting and financial reporting processes and the integrity, quality and transparency of the Company’s financial statements; the performance of the Company’s internal accounting controls, disclosure controls and procedures and internal control over financial reporting; the Company’s compliance with legal and regulatory requirements which relate to financial reporting; and the appointment (subject to shareholder ratification) of the Company’s external auditor and approval of its compensation as well as responsibility for its independence, qualifications and performance of all audit and audit related work. The Audit Committee is comprised entirely of non-executive, independent directors (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, the NASDAQ listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended). Directors and each member meets the requirement of financial literacy as prescribed by the appropriate regulatory bodies. Specifically, at least one member of the Audit Committee shall be an “audit committee financial expert,” as defined by Securities and Exchange Commission (“SEC”) rules and meet any NASDAQ requirement for finance, accounting or comparable experience or background. Members of the Audit Committee shall not serve on more than three public company audit committees simultaneously unless the Board determines that such simultaneous service would not impair the member’s ability to serve effectively on the Audit Committee. As part of its reporting responsibilities, the Audit Committee is required to prepare the Committee report required by SEC proxy rules to be included in the Corporation’s annual proxy statement.

The Compensation Committee, under the supervision of the Board, has overall responsibility for monitoring trends in compensation philosophy and practices, making recommendations regarding appropriate levels and types of executive compensation that are competitive and motivating in order to attract, hold and inspire the Chief Executive Officer, Chief Financial Officer other senior officers and other key employees, and for reviewing trends in compensation philosophy and practices for independent Directors and making recommendations in that regard. The Compensation Committee is also responsible for the following: (i) to review Perpetua Resources’ incentive compensation arrangements to determine whether they encourage excessive risk-taking, to review and discuss at least annually the relationship between risk management policies and practices and compensation, and to evaluate compensation policies and practices that could mitigate any such risk; and (ii) to oversee Perpetua Resources’ compliance with applicable Canadian and U.S. securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, and the requirement that, with limited exceptions, shareholders approve equity compensation plans. The Compensation Committee shall consist of at least four members of the Board, each of whom shall be “independent” within the meaning of all applicable Canadian and U.S. securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed.

The primary function of the Corporate Governance and Nominating Committee is to assist the Board of Directors by establishing and leading the process for identifying, recruiting, and recommending candidates for nomination, appointment, election and re-election to the Board; assessing Board performance; and determining appropriate orientation and education programs for new Board members. The Corporate Governance and Nominating Committee shall consist of at least four members of the Board all of whom shall be non-management directors, and “independent” within the meaning of all applicable U.S. and Canadian securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed (except if and to the extent that such regulations permit otherwise).

Other than the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, the Company also has an Environment, Health & Safety and Technical Committee. The Environment, Health & Safety and Technical Committee shall consist of at least three members of the Board, a majority of whom will be “independent” within the meaning of all applicable U.S. and Canadian securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed.

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The Environment, Health & Safety and Technical Committee reviews environmental, occupational health, safety and sustainable development reports of the Company; oversees the Company’s environmental and safety performance; the technical activities of the Company including permitting, studies, projects, operations and exploration; and monitors and reviews current and future regulatory issues relating to the environment, health, safety and sustainable development (including other sustainability matters such as those relating to the environment, permitting and Indigenous relations) and making recommendations on significant matters, where appropriate, to the Board.

Perpetua Resources is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible. The Environment, Health & Safety and Technical Committee, under the supervision of the Board, has overall responsibility for overseeing the development and implementation of policies and procedures for ensuring a safe and healthy work environment.

The Environment, Health & Safety and Technical Committee also: (i) oversees the establishment and implementation of the Company’s strategies, policies and programs with respect to its mining operations and exploration; (ii) oversees the establishment and implementation of the Company’s strategies, policies and programs with respect to sustainability matters; and (iii) reviews proposed operational and sustainability objectives (including gold production, costs (All-In Sustaining Costs or AISC), safety (Total Recordable Injury Frequency Rate or TRIFR) and sustainability (All Environmental Incident Frequency Rate or AEIFR) for inclusion in the Company’s incentive compensation programs, making recommendations to the Human Resources and Compensation Committee on such corporate objectives and monitoring performance against such objectives throughout the year.

Ad Hoc Special Committees

The Board does not have any other standing committees. From time to time, ad hoc special committees (a “Special Committee”) of the Board may be appointed. The primary function of a Special Committee is to efficiently consider and make recommendations to the full Board in respect of any potential future transaction involving a financing, business combination, acquisition or sale initiated by a third party in respect of the Company or its business and assets. A Special Committee is responsible for reviewing all aspects of any such transaction and making recommendations to the full Board with respect thereto, and was established as a separate special committee of the Board in order to ensure that all relevant facts, issues and associated transactions are reviewed and approved by Directors who are not subject to any conflict of interest and, as such, can consider transactions with the best interests of the Company and its shareholders exclusively in mind.

Board Assessments

The Board annually, and at such other times as it deems appropriate, will review the performance and effectiveness of the Board, the Directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board will conduct informal surveys of its Directors, receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or an individual committee may review its respective mandate or charter and conduct reviews of applicable corporate policies.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its Directors. The Company believes that term limits are an arbitrary mechanism for removing Directors and can result in highly qualified and experienced Directors forced out solely based on the length of their service. The Corporate Governance and Nominating Committee, however, reviews on at least an annual basis the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of Directors, or other adjustments as appropriate.

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To ensure adequate renewal of the Board, the Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the Directors and the committees of the Board to determine whether changes in size, personnel or responsibilities are warranted or advisable. To assist in its review, the Board will conduct informal surveys of the Directors, receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board, and reports from each committee respecting each committee’s own effectiveness.

As discussed above under “Board Assessments”, as part of its annual review, the Board assesses the skills of its Board members in a variety of areas critical to the effective oversight of the Company. These assessments with regard to skills ensure that the Board possesses the requisite expertise, experience, and operational and business insight for the effective stewardship of the Company. As part of its assessment, the Board also considers, among other diversity factors, whether there are women on the Board and the committees.

The results of such assessments and surveys are reported to the Board and the Chairman, together with any recommendations from the Corporate Governance and Nominating Committee for improving the composition of the Board.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Company’s projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the annual review processes performed by the Board and its committees; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Company.

Policies Regarding the Representation of Women on the Board

The Company’s Diversity & Inclusion Policy sets forth the Company’s commitment and approach to achieving and maintaining diversity on its Board and in Executive Officer or Senior Management positions. In this Policy, diversity refers to all the characteristics that make individuals different from each other. It includes, but is not limited to, characteristics such as gender, geographical representation, education, skills and experience, ethnicity, age and personal circumstances.

The Corporation believes that the nomination of Directors and Senior Management appointment decisions should be based on merit and remains committed to selecting the most highly qualified individuals to fulfill these roles. At the same time, the Corporation recognizes that diversity is an important consideration in determining the composition of the Board and its Executive Officer or Senior Management team and that having a diverse pool of Directors and those in Executive Officer and Senior Management positions is key to achieving effective decision-making, strong business performance, continuous innovation and good governance.

The Corporation believes that it benefits from the diversity of viewpoints, backgrounds, skills, and experience and specifically recognizes that gender diversity is a significant component of diversity. The Corporation acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to the Corporation’s management and effectiveness.

On an annual basis, the Corporate Governance and Nominating Committee:

•	monitors the implementation of the Diversity & Inclusion Policy;
•	assesses the effectiveness of the nomination and appointment processes at achieving the Corporation’s diversity objectives outlined in the Diversity & Inclusion Policy;
•	reviews best practices with respect to diversity on boards, Executive Officer and Senior Management positions; and
•	review and recommend any changes to the Diversity & Inclusion Policy to the Board.

The Corporate Governance and Nominating Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Company is committed to gender diversity on the Board, as well as at the senior levels of management. The Board ensures, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Company’s commitment to diversity in a timely fashion.

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Consideration of the Representation of Women in the Director and Executive Officer Identification and Selection Process

Board and Executive Officer Appointments

The Board, with the assistance of the Corporate Governance and Nominating Committee or any other person who identifies or nominates Board members or Executive Officers for appointment, will, in the process of identifying and considering candidates for appointment/election to the Board or to Executive Officer positions:

•         ensure the Board is comprised of Directors who possess knowledge, skills, competencies, diverse viewpoints, and relevant expertise to enable them to make active, informed and positive contributions to the management of the Company and the conduct of its business;

•         review the Board skills & competencies assessments, developed and maintained to identify the skills and competencies required for the Board and to monitor how those requirements are currently satisfied, along with potential areas for growth and improvement;

•         review the current list of potential candidates, developed and maintained to the extent feasible to address the diversity objectives of this Policy;

•         consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•         consider diversity criteria defined in this Policy and specifically the level of representation of women on the Board, in Executive Officer and Senior Management positions, in order to promote gender diversity;

•         take into account that qualified candidates for Directors may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate directors; and

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Company’s diversity objectives in relation to the Board and Executive Officer positions.

Senior Management Appointments

The Chief Executive Officer of Perpetua Resources, will, when identifying and considering the selection of candidates for appointment/promotion to Senior Management positions:

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;
•	consider diversity criteria defined in this Policy and specifically the level of representation of women in Senior Management positions, in order to promote gender diversity;
•	take into account that qualified candidates may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate senior managers; and
•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Corporation’s diversity objectives in relation to Senior Management positions.

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Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not, at this time, established fixed targets in relation to any specific diversity characteristics, however; it aspires towards meaningful progress being achieved in future with respect to the number of women on the Board and in Executive Officer or Senior Management positions.

The Company believes that adopting such targets may unduly restrict its ability to nominate, select, hire or promote the best candidate for the position in question, however, the Company remains committed to an inclusive and diverse Board and workplace. The Company intends to continue to include gender and other diversity measures as among the factors that are considered when nominating directors and hiring executive officers.

Number of Women on the Board and in Executive Officer Positions

Of the Company’s current Board of eight directors, there is one female director (12.5%). Of the seven directors on the PRII Board, four are female (57.1%).

The Company currently has one female named executive officer, Laurel Sayer, who was appointed as President and CEO in December 2020. She was appointed President & CEO of the Company’s wholly-owned operating subsidiary, PRII, in September 2016. In addition, the Company’s VP, Investor Relations and Finance (Jessica Largent), the Corporate Secretary of the Company & PRII (Tanya Nelson) and PRII’s VP External Affairs (Mckinsey Lyon), are women.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as Directors and officers of the Company.

The policies provide coverage of up to $30 million in aggregate per policy year.  Claims under the policies are subject to a deductible of $5 million per securities claim and $5 million for all other occurrences.  The premiums for these policies for the year ended December 31, 2020, totaled $1,240,000.

AUDIT COMMITTEE INFORMATION

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s mandate, is contained in Audit Committee Information section of the Company’s Annual Information Form dated March 18, 2021 filed under the Company’s profile on SEDAR at www.sedar.com. The Company has also included the Audit Committee’s mandate as Appendix II herein for ease of reference.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval Omnibus Equity Incentive Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving a long-term omnibus equity incentive plan in the form set out as Schedule “A” hereto (the “Omnibus Equity Incentive Plan”).

Background & Purpose

On March 8, 2021, upon a recommendation of the Compensation Committee, the Board passed a resolution to adopt the Omnibus Equity Incentive Plan, subject to, and effective upon, the approval of shareholders. The Omnibus Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of options (“Options”), restricted share units (“RSUs”), preferred shared units (“PSUs”) and deferred share units (“DSUs”), as described in further detail below. Provided that the Omnibus Equity Incentive Plan is approved by the shareholders at the Meeting, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s current Stock Option Plan as of the date of the Meeting. The Company’s current Stock Option Plan will remain in effect only in respect of outstanding stock options.

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The objectives of the Omnibus Equity Incentive Plan are to, among other things, (a) provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the Omnibus Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company; (b) enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company; and (c) with the Company’s recent listing on the Nasdaq Stock Market, establish an equity plan that will meet both Canadian and U.S. regulatory standards.

A summary of the key terms of the Omnibus Equity Incentive Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Equity Incentive Plan. A copy of the Omnibus Equity Incentive Plan is attached as Schedule “A” to this Information Circular.

Key Terms of the Equity Incentive Plan

Shares Subject to the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is a “fixed” plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 4,280,530 Common Shares, representing approximately 9.0% of the issued and outstanding Common Shares as at the date of this Information Circular. The capacity provided under the Omnibus Equity Incentive Plan includes the 2,747,515 stock options outstanding under the Company’s current Stock Option Plan (representing approximately 5.8% of the issued and outstanding Common Shares as at the date of this Information Circular) and 1,533,015 (representing approximately 3.2% of the issued and outstanding Common Shares as at the date of this Information Circular) additional Common Shares that may be issued pursuant to awards to be granted under the Omnibus Equity Incentive Plan. To the extent any awards (or portion(s) thereof) under the Omnibus Equity Incentive Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled, any Shares subject to such awards (or portion(s) thereof) shall be added back to the number of Common Shares reserved for issuance under the Omnibus Equity Incentive Plan and will again become available for issuance pursuant to the exercise of awards granted under the Omnibus Equity Incentive Plan.

Insider Participation Limit

The Omnibus Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed ten percent (10%) of the issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed ten percent (10%) of the issued and outstanding Common Shares.

Furthermore, the Omnibus Equity Incentive Plan provides that, within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Equity Incentive Plan.

Administration of the Omnibus Equity Incentive Plan

The Plan Administrator (as defined in the Omnibus Equity Incentive Plan) is initially the Board and the Board may delegate to a committee of the Board all or any of the powers conferred to the Plan Administrator under the Omnibus Equity Incentive Plan. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Omnibus Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

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In addition, the Plan Administrator interprets the Omnibus Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Omnibus Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Omnibus Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Omnibus Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Omnibus Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

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Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, the Company will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Equity Incentive Plan, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs (provided that, with respect to a U.S. Taxpayer, the settlement date(s) for the PSUs will be set forth in the PSU Award Agreement, and the terms will comply with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”) to the extent it is applicable). Upon settlement, the Company will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

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Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Omnibus Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, the Company will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Omnibus Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact. The foregoing does not apply to Options granted under the Omnibus Equity Incentive Plan to U.S. taxpayers which are incentive stock options qualifying under Section 422 of the Code.

Term

While the Omnibus Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the Omnibus Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

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Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause or Voluntary Resignation	• Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Omnibus Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.
Termination without Cause	• A portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest, and for purposes of this calculation with respect to PSUs, such portion will be determined based on the target number of PSUs. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option or DSU, such award will be settled within 90 days after the Termination Date, provided that for U.S. taxpayers, such award will be settled within 90 days after the U.S. taxpayer’s separation from service, subject to the terms of the Omnibus Equity Incentive Plan with respect to Specified Employees (as defined in the Omnibus Equity Incentive Plan). DSUs will be settled in accordance with their terms.
Disability	• Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall vest on such date (and for this purposes the target number of PSUs will become vested). Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option or DSU will be settled within 90 days after the Termination Date, subject to the terms of the Omnibus Equity Incentive Plan with respect to Specified Employees. DSUs will be settled in accordance with their terms.

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Event	Provisions
Death	• Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date (and for this purposes the target number of PSUs will become vested). Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option or DSU, such award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 12 months after the date of the Participant’s death. DSUs will be settled in accordance with their terms.
Retirement	• then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest, and for purposes of this calculation with respect to PSUs such portion will be determined based on the target number of PSUs. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option or DSU, such award will be settled within 90 days after the participant’s retirement, subject to the terms of the Omnibus Equity Incentive Plan with respect to Specified Employees. DSUs will be settled in accordance with their terms. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Omnibus Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Omnibus Equity Incentive Plan), without any action by the Plan Administrator:
(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

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(ii)	any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.
(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Omnibus Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the Omnibus Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual meeting of shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the Omnibus Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the Omnibus Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

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Notwithstanding the above, and subject to the rules of the TSX, the approval of shareholders is required to effect any of the following amendments to the Omnibus Equity Incentive Plan:

(a)	increasing the number of Common Shares reserved for issuance under the Omnibus Equity Incentive Plan, except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the limits on Common Shares issuable or issued to insiders;

(c)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)	extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the shareholders.

Except for the items listed above, amendments to the Omnibus Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Shareholder Approval of Omnibus Equity Incentive Plan

Accordingly, at the Meeting, shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying the adoption of the Omnibus Equity Incentive Plan (the “Omnibus Equity Incentive Plan Resolution”). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by shareholders for such resolution. The text of the proposed Omnibus Equity Incentive Plan Resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

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RESOLVED THAT:

(a)	the omnibus equity incentive plan adopted by the board of directors of the Company on March 8, 2021 (the “Omnibus Equity Incentive Plan”), in the form attached as Schedule “A” to the management information circular of the Company dated March 1, 2021, hereby confirmed, ratified and approved, and the Company has the ability to grants awards under the Omnibus Equity Incentive Plan;

(b)	The Options and Awards (as defined in the Omnibus Equity Incentive Plan) to be issued under the Omnibus Equity Incentive Plan, and all unallocated Options and Awards under the Omnibus Equity Incentive Plan, be and are hereby approved;

(c)	The board of directors (the “Board”) of the Company is hereby authorized to make such amendments to the Omnibus Equity Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Equity Incentive Plan, the approval of the Shareholders; and

(d)	Any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management of the Company believes the approval of the Omnibus Equity Incentive Plan as described above is in the best interests of the Company and recommends that shareholders vote in favour of the Omnibus Equity Incentive Plan Resolution.

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote FOR the approval of the Omnibus Equity Incentive Plan.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as noted immediately above or otherwise set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information regarding the Company is available at www.perpetuaresources.com and on SEDAR at www.sedar.com. Shareholders may contact the Company at: Tel: (208) 901-3060 or Email: info@perpetuacorp.us, to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are available on SEDAR at www.sedar.com.

DATED this 1st day of March, 2021

BY ORDER OF THE BOARD

“Laurel Sayer”
Laurel Sayer
President and CEO

APPENDIX I

BOARD CHARTER

A.	INTRODUCTION

The Board of Directors (the “Board”) has a stewardship responsibility for the conduct of the business of Perpetua Resources Corp. and its subsidiaries (together, the “Corporation”) and the activities of management. Whereas management is responsible for the day-to-day conduct of the business, it is the role of the Board to provide oversight and direction regarding the Corporation’s strategic plan and long term goals. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to oversee that the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation, and any of its subsidiary companies.

B.	PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Corporation and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C.	DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.	Legal Requirements

The Board is responsible for overseeing that management is in compliance with all regulatory requirements whereby all documents and records are prepared, approved, and maintained;

(a)	The Board shall meet at least quarterly; and
(b)	The Board has the statutory responsibility to:
(i)	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Corporation by the senior officers of the Corporation;
(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

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(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
(iv)	act in accordance with its obligations contained in the Act and the regulations thereto, the Corporation’s Articles, securities legislation of the U.S. and each province and territory of Canada, each stock exchange on which the Corporation’s securities are listed and other relevant legislation and regulations.
2.	Independence

The Board has the responsibility to put in place appropriate structures and procedures to permit the Board to function independently of management. A majority of the Board must be independent directors as well as an independent Chair or an independent Lead Director, as the term “independent” is defined within the meaning of all applicable Canadian and U.S. securities laws and the rules of each stock exchange on which the Corporation’s securities are listed (collectively, the “Applicable Regulations”), except if and to the extent that the Applicable Regulations permit otherwise. In addition, each member of the Board and each member of each committee of the Board shall meet such other qualification requirements as may be set forth in the Applicable Regulations.

The Board shall annually make an affirmative determination as to the independence of each member of the Board under the Applicable Regulations.

Also, the Board will include an “in camera” session, also known as “executive sessions”, for the independent directors at each Board meeting, and the independent directors shall also meet as often as necessary in order to fulfill their responsibilities.

3.	Strategy Determination

The Board has the responsibility to put in place long-term goals and a strategic planning process for the Corporation and to participate with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to put in place systems which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.	Division of Responsibilities

The Board has the responsibility to:

(a)	appoint and delegate responsibilities to committees where appropriate to do so; and
(b)	develop position descriptions for:
(i)	the Board;

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(ii)	the Chairman;
(iii)	the Chair of each Board Committee;
(iv)	the Chief Executive Officer;
(v)	the Chief Financial Officer;
(vi)	the President.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health & Safety Committee. The Board may also establish other standing committees from time to time.

Each committee shall have a written charter that clearly establishes its purpose, responsibilities, members, structure and functions. Each charter shall be reviewed by both the committee itself and the Board regularly. The Board is responsible for appointing committee members.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)	to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;
(b)	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;
(c)	based on the recommendation of the Compensation Committee of the Board, to approve the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer;
(d)	to approve the appointment of all executive officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such executive officers;
(e)	to review and discuss with management the Corporation’s leadership development and training program. Also, the Board will consult with management to put in place a management succession planning process and to adopt an orientation program for new directors. This program will include, but not be limited to, access to recent minutes of Board meetings, corporate documents, interviews with senior managers, and when appropriate, site visits.
(f)	to create a culture of integrity throughout the Corporation;
(g)	to communicate to management the Board’s expectations of management;
(h)	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

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7.	Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to oversee that the Corporation has in place policies and structures that lead the Corporation to operate at all times within applicable laws, regulations and our ethical standards; and
(b)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated.
8.	Reporting and Communication

The Board has the responsibility:

(a)	based on the recommendations of the Corporate Governance and Nominating Committee of the Board, approve the nomination of new director nominees;
(b)	to oversee that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
(c)	to review and discuss the process whereby the financial performance of the Corporation is reported to shareholders, other security holders and regulators on an accurate, timely and regular basis;
(d)	to review the procedures that management has put in place to facilitate the timely reporting of developments that have a significant and material impact on the value of the Corporation;
(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and
(f)	to develop the Corporation’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.
9.	Monitoring and Acting

The Board has the responsibility:

(a)	to monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;
(b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;
(c)	to oversee the adequacy of the Corporation’s control and information systems for the effective discharge of its responsibilities;

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(d)	to review the regular assessments of the Board conducted by the Corporate Governance and Nominating Committee;
(e)	to review the risks of the Corporation and ensure adequate processes are in place to identify, monitor, mitigate and/or address the risks identified; and
(f)	to oversee the Corporation’s Anti-Bribery and Anti-Corruption Policy and monitor and review the processes that are in place to maintain compliance with the Extractive Sector Transparency Measures Act.

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APPENDIX II

AUDIT COMMITTEE CHARTER

A.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of Perpetua Resources Corp. (the “Corporation”) is to assist the board of directors (the “Board”) of the Corporation in fulfilling its oversight responsibilities for:

1.	the Corporation’s accounting and financial reporting processes and the integrity, quality and transparency of the Corporation’s financial statements;

2.	the performance of the Corporation’s internal accounting controls, disclosure controls and procedures and internal control over financial reporting;

3.	the Corporation’s compliance with legal and regulatory requirements which relate to financial reporting;

4.	the appointment (subject to shareholder ratification) of the Corporation’s external auditor and approval of its compensation as well as responsibility for its independence, qualifications and performance of all audit and audit related work; and

5.	such other duties as assigned to it from time to time by the Board.

The function of the Committee is oversight. The members of the Committee are not full-time employees of the Corporation. The Corporation’s management is responsible for the preparation of the Corporation’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Corporation’s external auditor is responsible for the audit and quarterly review, when applicable, of the Corporation’s financial statements in accordance with applicable auditing standards and laws and regulations.

In carrying out its oversight role, the Committee and the Board recognize that the Corporation’s management is responsible for:

1.	implementing and maintaining effective internal accounting controls, disclosure controls and procedures and internal control over financial reporting;
2.	the preparation, presentation and integrity, including the accuracy and completeness, of the Corporation’s financial statements; and

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3.	the appropriateness of the accounting principles and reporting policies that are used by the Corporation.
B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board. The Board will appoint members to the Committee and the Committee will elect a Committee Chair from among the Committee’s membership.

2.	The Board will ensure that the Chair of the Committee and its members are independent and financially literate, as defined in National Instrument 52-110 (“NI 52-110”), the NASDAQ listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. At least one member shall be an “audit committee financial expert,” as defined by Securities and Exchange Commission (“SEC”) rules and meet any NASDAQ requirement for finance, accounting or comparable experience or background. Members shall not serve on more than three public company audit committees simultaneously unless the Board determines that such simultaneous service would not impair the member’s ability to serve effectively on the Committee.

3.	The Committee will meet at least four times a year. The Chair of the Committee has the authority to convene additional meetings, as circumstances warrant. The Committee will invite members of management, the auditor or others to attend meetings and provide pertinent information, as necessary. The Committee will hold private meetings with each of the external auditor, and senior management. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.	No business shall be transacted by the Committee, except at a meeting where a majority of the members are present, either in person or by teleconference or video conference.

5.	The Committee may:

(a)	engage outside legal, audit or other counsel and/or advisors at the Corporation’s expense, without the prior approval of the directors of the Corporation;
(b)	set and pay the compensation of any advisors employed by the Committee;
(c)	review any legal counsel reports of evidence of a material violation of securities laws or breaches of fiduciary duty;

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(d)	investigate any matter brought to its attention with full access to all books and records of the Corporation and seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s request – or external parties; and
(e)	meet and/or communicate directly with the Corporation’s officers, the external auditor or outside counsel, as necessary.
6.	The Committee’s business will be recorded in minutes of the Committee meetings, which shall be submitted to the Board. The Committee Secretary will be the Corporate Secretary, unless otherwise determined by the Committee.

C.	ROLES AND RESPONSIBILITIES

The Committee will carry out the following duties and responsibilities:

1.	Financial Statements and Related Disclosure Documents

The duties and responsibilities of the Committee as they relate to the financial statements and related disclosure documents are to:

(a)	review and discuss with management and the external auditor, when the external auditor is engaged to perform an interim review, the interim and annual consolidated financial statements and the related disclosures contained in Management’s Discussion and Analysis and recommend these documents to the Board for approval, prior to the public disclosure of this information by the Corporation. Such discussion shall include:

(i)	the external auditor’s judgment about the quality, not just the acceptability, of accounting principles applied by the Corporation;
(ii)	the reasonableness of any significant judgments made;
(iii)	any significant accounting and reporting issues, including complex or unusual transactions;
(iv)	any recent professional and regulatory pronouncements and their impact or potential impact on the financial statements;
(v)	the clarity and completeness of the financial statement disclosure;
(vi)	any accounting adjustments that were noted or proposed by the external auditor but were not made (whether immaterial or otherwise); and
(vii)	any communication between the audit team and their national office relating to accounting or auditing issues encountered during their work.

(b)	review and recommend approval to the Board of the following financial sections of:

(i)	the annual Report to shareholders;
(ii)	the Annual Report on Form 10-K;
(iii)	each Quarterly Report on Form 10-Q;
(iv)	prospectuses;
(v)	the annual and interim press release disclosing financial results, when applicable; and
(vi)	other financial reports requiring approval by the Board.
2.	Internal Controls

The duties and responsibilities of the Committee as they relate to internal and disclosure controls as well as financial risks of the Corporation are to:

(a)	periodically review and assess with management and the external auditor the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and disclosure, including policies, procedures and systems to assess, monitor and manage the Corporation’s assets, liabilities and expenses. In addition, the Committee will review and discuss the appropriateness and timeliness of the disposition of any recommendations for improvements in internal control over financial reporting and disclosure procedures;

(b)	discuss with management its process for performing its required quarterly certifications under Section 302 of the Sarbanes-Oxley Act, including the evaluation of the effectiveness of disclosure controls by the chief executive officer and chief financial officer;

(c)	obtain and review reports of the external auditor on significant findings and recommendations on the Corporation’s internal controls, together with management’s responses, including remediation plans to address any internal control deficiencies; and

(d)	periodically discuss with management, the Corporation’s policies regarding financial risk assessment and financial risk management, including an annual review of insurance coverage. While it is the responsibility of management to assess and manage the Corporation’s exposure to financial risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Corporation’s financial risk exposures and the steps management has taken to monitor and control such exposures, including hedging, foreign exchange, internal controls, and cash and short-term investments.

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3.	External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor of the Corporation shall be to:

(a)	receive reports directly from and oversee the external auditor;

(b)	discuss with representatives of the external auditor the plans for their quarterly reviews, when applicable, and annual audit, including the proposed scope of the audit, adequacy of staff and their proposed fees and expenses. The Committee will have separate discussions with the external auditor, without management present, on:

(i)	the results of their annual audit and applicable quarterly reviews, and, before the filing of the Corporation’s Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), all critical accounting policies and practices of the Corporation, all alternative treatments within [generally accepted accounting principles] for policies and practices relating to material terms that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditor, and other material written communications between the independent auditors and management;
(ii)	the matters required to be discussed by PCAOB Auditing Standard 1301;
(iii)	any difficulties encountered in the course of their work, including restrictions on the scope of activities or access to information;
(iv)	the characterization of any deficiencies in internal control over financial reporting;
(v)	management’s response to audit issues and, when applicable, quarterly review issues; and
(vi)	any disagreements with management.
(c)	pre-approve all audit and allowable non-audit fees and services to be provided by the external auditor in accordance with securities laws and regulations. The Committee will pre-approve all audit and non-audit services to be provided by the external auditor in advance of work being started on such services. The Committee Chair may approve proposed audit and non-audit services between Committee meetings and will bring any such approvals to the attention of the Committee at its next meeting;

(d)	recommend to the Board that it recommend to the shareholders of the Corporation the appointment and termination of the external auditor;

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(e)	receive reports in respect of quarterly reviews, when applicable, and audit work of the external auditor and, where applicable, oversee the resolution of any disagreements between management and the external auditor;

(f)	ensure that at all times there are direct communication channels between the Committee and the external auditor of the Corporation to discuss and review specific issues, as appropriate;

(g)	meet separately, on a regular basis, with management and the external auditor to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the external auditor to meet privately with the Committee;

(h)	at least annually, assess the external auditor’s independence and receive a letter each year from the external auditor confirming its continued independence, in accordance with the applicable requirements of the Public Company Accounting Oversight Board;

(i)	allow the external auditor of the Corporation to attend and be heard at any meeting of the Committee;

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the external auditor to ensure compliance with NI 52-110 and SEC regulations and NASDAQ listing standards;

(k)	review and report quarterly to the Board on the Corporation’s compliance with the Anti-Bribery/Anti-Corruption Policy; and

(l)	at least annually, evaluate the external auditor’s qualifications, performance and independence, which with respect to the external auditor’s independence, shall be evidenced by information set forth in a formal written statement obtained from the external auditor regarding relationships between the external auditor and the Corporation and relationships or services that may impact the external auditor’s objectivity and independence, and report the results of such review to the Board.

4.	Whistleblower

(a)	The duties and responsibilities of the Committee as they relate to the Whistleblower Policy of the Corporation shall be to establish and review procedures established with respect to employees and third parties for:

(a)	the receipt, retention and treatment of complaints received by the Corporation, confidentially and anonymously, regarding accounting, financial reporting and internal accounting and disclosure controls and procedures, or auditing matters; and

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(b)	dealing with the reporting, handling and taking of remedial action with respect to alleged violations of accounting, financial reporting and internal accounting and disclosure controls and procedures, or auditing matters, as well as certain other alleged illegal or unethical behavior, in accordance with the Corporation’s related policy and procedures.

5.	Compliance

The duties and responsibilities of the Committee as they relate to the Corporation’s Compliance are to:

(a)	review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer regarding compliance with their certification obligations as required by the regulators;

(b)	review the Corporation’s Chief Executive Officer and Chief Financial Officer’s quarterly and annual assessments of the design and operating effectiveness of the Corporation’s disclosure controls and procedures and internal control over financial reporting, respectively;

(c)	review the findings of any examination by regulatory agencies, and any auditor observations; and

(d)	receive reports, if any, from management and corporate legal counsel of evidence of material violation of securities laws or breaches of fiduciary duty.

6.	Reporting Responsibilities

It is the duty and responsibility of the Committee to:

(a)	regularly report to the Board on Committee activities, issues and related recommendations;

(b)	prepare the Committee report required by SEC proxy rules to be included in the Corporation’s annual proxy statement; and

(c)	report annually to the shareholders, describing the Committee’s composition, responsibilities and how they are discharged, and any other information required by legislation.

7.	Other Responsibilities

Other responsibilities of the Committee are to:

(a)	perform any other related activities as requested by the Board;

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(b)	review and assess the adequacy of the Committee charter annually, requesting Board approval for proposed changes;

(c)	confirm annually that all responsibilities outlined in this charter have been carried out; and

(d)	institute and oversee special investigations, as needed.

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APPENDIX III

CORPORATE GOVERNANCE AND NOMINATING
COMMITTEE CHARTER

A.	PURPOSE

The overall purpose of the Corporate Governance and Nominating Committee (the “CG&N Committee”) of Perpetua Resources Corp. (“Perpetua Resources” or the “Corporation”) is to provide a focus on corporate governance that will enhance corporate performance, and to provide oversight, on behalf of the Board of Directors (the “Board”) and shareholders, that the corporate governance system is effective in the discharge of its obligations to Perpetua Resources’ stakeholders, and to carry out the responsibilities delegated by the Board relating to the Corporation’s director nominations process.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The CG&N Committee shall consist of at least four members of the Board all of whom shall be non-management directors, and “independent” within the meaning of all applicable U.S. and Canadian securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed (collectively, the “Applicable Regulations”), except if and to the extent that the Applicable Regulations permit otherwise.

2.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the CG&N Committee for the ensuing year. The Board may at any time remove or replace any member of the CG&N Committee and may fill any vacancy in the CG&N Committee.
3.	Unless the Board shall have appointed a chair of the CG&N Committee, the members of the CG&N Committee shall elect a chair from among their number.
4.	The secretary of the CG&N Committee shall be the Corporate Secretary, unless otherwise determined by the CG&N Committee.
5.	The CG&N Committee shall have the opportunity to meet at each regularly scheduled board meeting, but shall meet not less than twice per year, and at such locations as the Chair of the CG&N Committee shall determine and may also meet at any other time or times on the call of the Chair of the CG&N Committee or any two of the other members.
6.	The quorum for meetings shall be a majority of the members of the CG&N Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.
7.	Any two directors may request the Chair to call a meeting of the CG&N Committee and may attend at such meeting or inform the CG&N Committee of a specific matter of concern to such directors, and may participate in such meeting to the extent permitted by the Chair of the CG&N Committee.

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8.	The CG&N Committee shall have access to such officers, employees and the external auditors and legal counsel of Perpetua Resources, and to such information respecting Perpetua Resources, and may engage separate independent counsel and advisors at the expense of Perpetua Resources, all as it considers necessary or advisable in order to perform its duties and responsibilities. Expenditures or commitments in excess of $25,000 are subject to Board approval.
C.	DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the CG&N Committee shall be as follows:

(a)	to develop and monitor the overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices, any policies relating to which are incorporated in this charter;
(b)	to report annually to the shareholders, through the annual management proxy circular, proxy statement or annual report to shareholders, on Perpetua Resources’ system of corporate governance and the operation of its system of governance, having reference to National Policy 58-201 Corporate Governance Guidelines;
(c)	to analyze and report annually to the Board as to the relationship of each director to Perpetua Resources, and to make annual recommendations to the Board as to whether such director should be classified as an independent director, a related director or an unrelated director;
(d)	to advise the Board or any of the committees of the Board of any corporate governance issues which the CG&N Committee determines ought to be considered by the Board or any such committee;
(e)	review and report quarterly to the Board on the Company’s compliance with the Anti-Bribery/Anti-Corruption Policy;

(f)	On an annual basis, the Committee will:

(i)       monitor the implementation of the Diversity Policy;

(ii)       assess the effectiveness of the nomination and appointment processes at achieving the Corporation’s diversity objectives outlined in the Diversity Policy;

(iii)      review best practices with respect to diversity on boards, executive officer and senior management positions; and

(iv)      review and recommend any changes to the Diversity Policy to the Board.

(g)	to review with the Board, on a regular basis but not less than annually, the role of the Board, its charter, the charter of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities;

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(h)	to develop and implement a process for evaluating the performance of the Board and committees of the Board as well as the chair persons of such committees, to annually evaluate the performance of the Board, such committees and chair persons and to develop a similar process to be conducted on a regular, but not annual, basis to evaluate the performance of individual directors and the chair person;
(i)	to recommend to the Board a system which enables a committee or an individual director to engage separate independent counsel and advisors at the expense of Perpetua Resources in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof;
(j)	to identify individuals qualified to become new Board members and, subject to legal rights, if any, of third parties to nominate or appoint directors, timely recommend to the Board the new director nominees for the next annual meeting of the shareholders, and in so doing consider:

i.       the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

ii.       the competencies and skills that the Board considers each existing director to possess; and

iii.      the competencies and skills each new nominee will bring to the boardroom.

(k)	to ensure an appropriate orientation and continuing education program is in place for new and existing directors;
(l)	whenever the Chairman of the Board is also the Chief Executive Officer of Perpetua Resources, to establish practices and procedures to permit the Board to act independently, and to act as a forum for concerns of individual directors regarding matters not readily or easily brought to a full Board meeting for discussion;
(m)	to review, discuss and approve on an annual basis the policies of the Corporation;
(n)	to oversee the Corporation’s Anti-Bribery and Anti-Corruption Policy and monitor and review the processes that are in place to maintain compliance with the Extractive Sector Transparency Measures Act;

(o)	to develop and recommend to the Board for approval a Company policy for the review and approval of related party transactions and to review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) on an ongoing basis in accordance with the Company’s related party transaction approval policy; and

(p)	review such other matters as may be referred to the Committee by the Board.

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APPENDIX IV

COMPENSATION COMMITTEE CHARTER

A.	PURPOSE

The overall purpose of the Compensation Committee (the “Committee”) of Perpetua Resources Corp. (“Perpetua Resources”) “”is to implement and oversee human resources and compensation plans and policies approved by the Board of Directors (the “Board”) of the Corporation as they affect the executive officers of Perpetua Resources and its subsidiaries (collectively, the “Corporation”).

B.	COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of at least four members of the Board, each of whom shall be “independent” within the meaning of all applicable Canadian and U.S. securities laws and the rules of each stock exchange on which Perpetua Resources’ securities are listed (collectively, the “Applicable Regulations”), except if and to the extent that the Applicable Regulations permit otherwise.
2.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their number (the “Chair”).
3.	The secretary of the Committee shall be the Corporate Secretary, unless otherwise determined by the Committee.
4.	The Committee shall have the opportunity to meet at each regularly scheduled Board meeting, but shall meet not less than twice per year, and at such locations as the Chair of the Committee shall determine and may also meet at any other time or times on the call of the Chair of the Committee or any two of the other members. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
5.	The Chief Executive Officer shall be available to advise the Committee, shall receive notice of all meetings of the Committee and may attend meetings at the invitation of the Chair of the Committee; provided, that the Chief Executive Officer may not be present during the Committee’s voting or deliberations on the compensation of the Chief Executive Officer.

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6.	The Committee shall have access to such officers and employees and such information respecting Perpetua Resources and may, in its sole discretion, engage such compensation consultants, independent legal counsel and other advisors (collectively, “Compensation Advisors”) at the expense of Perpetua Resources, all as it considers to be necessary or advisable in order to perform its duties and responsibilities. Prior to engaging any Compensation Advisor, the Committee shall assess the independence of the Compensation Advisor, taking into consideration the following factors, as well as any other factors required to be considered pursuant to the Applicable Regulations:
(a)	the provision of other services to Perpetua Resources by the person that employs the Compensation Advisor;
(b)	the amount of fees received from Perpetua Resources by the person that employs the Compensation Advisor;
(c)	the policies and procedures of the person that employs the Compensation Advisor that are designed to prevent conflicts of interest;
(d)	any business or personal relationship of the Compensation Advisor with a member of the Committee;
(e)	any Perpetua Resources shares owned by the Compensation Advisor; and
(f)	any business or personal relationship of the Compensation Advisor or the person employing the Compensation Advisor with an executive officer of Perpetua Resources.
7.	The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Compensation Advisor retained by the Committee. Perpetua Resources shall provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Compensation Advisor retained by the Committee.
C.	DUTIES AND RESPONSIBILITIES
1.	The duties and responsibilities of the Committee shall be as follows:
(a)	to recommend to the Board compensation policies and guidelines for application to Perpetua Resources;
(b)	to work with management so that Perpetua Resources has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;
(c)	to review corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to annually recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer (provided, that notwithstanding the foregoing, the Committee shall approve all awards to the Chief Executive Officer pursuant to the Perpetua Resources stock option plan and any other plan that delegates to the Committee such authority);
(d)	to annually review and approve the compensation for all other executive officers after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board;

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(e)	to implement and administer compensation policies approved by the Board concerning the following:
(i)	executive compensation, contracts, stock plans or other incentive plans, including making awards of equity-based compensation and options, or where the plan or contract does not delegate to the Committee such authority, making recommendations to the Board regarding such awards; and,
(f)	from time to time, to review the Corporation’s broad policies and programs in relation to benefits;
(g)	to annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets, including stock options, for all employees;
(h)	from time to time, to review with the Chief Executive Officer the Corporation’s broad policies on compensation for all employees and overall labour relations strategy for employees;
(i)	to develop and monitor the overall approach to remuneration for the directors of Perpetua Resources and, subject to approval by the Board, to implement a remuneration program for the directors and the roles within the Board committees;
(j)	to review Perpetua Resources’ incentive compensation arrangements to determine whether they encourage excessive risk-taking, to review and discuss at least annually the relationship between risk management policies and practices and compensation, and to evaluate compensation policies and practices that could mitigate any such risk;
(k)	to periodically review the adequacy and form of the compensation of directors so that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;
(l)	to oversee Perpetua Resources’ compliance with the Applicable Regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, and the requirement that, with limited exceptions, shareholders approve equity compensation plans;
(m)	to report regularly to the Board on all of the Committee’s activities and findings during that year;
(n)	if applicable, to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board within a reasonable period of time following each annual general meeting of shareholders;
(o)	to review and assess, on an annual basis, the adequacy of this charter and recommend any proposed changes to the Board; and
(p)	to review executive compensation disclosure before publicly disclosed.

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SCHEDULE “A”

PERPETUA RESOURCES CORP.

OMNIBUS EQUITY INCENTIVE PLAN

MARCH 8, 2021

TABLE OF CONTENTS

ARTICLE 1 PURPOSE	1
1.1 Purpose	1
ARTICLE 2 INTERPRETATION	1
2.1 Definitions	1
2.2 Interpretation	8
ARTICLE 3 ADMINISTRATION	8
3.1 Administration	8
3.2 Delegation to Committee	9
3.3 Determinations Binding	9
3.4 Eligibility	10
3.5 Plan Administrator Requirements	10
3.6 Total Shares Subject to Awards	10
3.7 Limits on Grants of Awards	11
3.8 Award Agreements	11
3.9 Non-transferability of Awards	11
ARTICLE 4 OPTIONS	12
4.1 Granting of Options	12
4.2 Exercise Price	12
4.3 Term of Options	12
4.4 Vesting and Exercisability	12
4.5 Payment of Exercise Price	12
ARTICLE 5 RESTRICTED SHARE UNITS	13
5.1 Granting of RSUs	13
5.2 RSU Account	14
5.3 Vesting of RSUs	14
5.4 Settlement of RSUs	14
ARTICLE 6 PERFORMANCE SHARE UNITS	15
6.1 Granting of PSUs	15
6.2 Terms of PSUs	15
6.3 Performance Goals	15
6.4 PSU Account	15
6.5 Vesting of PSUs	15
6.6 Settlement of PSUs	15
ARTICLE 7 DEFERRED SHARE UNITS	16
7.1 Granting of DSUs	16
7.2 DSU Account	17
7.3 Vesting of DSUs	17
7.4 Settlement of DSUs	18
7.5 No Additional Amount or Benefit	18
ARTICLE 8 ADDITIONAL AWARD TERMS	18
8.1 Dividend Equivalents	18
8.2 Black-out Period	19
8.3 Withholding Taxes	19
8.4 Recoupment	19
ARTICLE 9	19
9.1 Termination of Employee, Consultant or Director	19
ARTICLE 10	22
10.1 General	22
10.2 Change in Control	22
10.3 Reorganization of Corporation’s Capital	23
10.4 Other Events Affecting the Corporation	24
10.5 Immediate Acceleration of Awards	24
10.6 Issue by Corporation of Additional Shares	24
10.7 Fractions	24

- ii -

ARTICLE 11	24
11.1 Provisions for U.S. Taxpayers	24
11.2 ISOs	25
11.3 ISO Grants to 10% Shareholders	25
11.4 $100,000 Per Year Limitation for ISOs	25
11.5 Disqualifying Dispositions	25
11.6 Section 409A of the Code	26
11.7 Section 83(b) Election	27
11.8 Application of Article 11 to U.S. Taxpayers	27
ARTICLE 12	27
12.1 Amendment, Suspension, or Termination of the Plan	27
12.2 Shareholder Approval	27
12.3 Permitted Amendments	28
ARTICLE 13 MISCELLANEOUS	29
13.1 Legal Requirement	29
13.2 No Other Benefit	29
13.3 Rights of Participant	29
13.4 Corporate Action	29
13.5 Conflict	29
13.6 Anti-Hedging Policy	29
13.7 Participant Information	29
13.8 Participation in the Plan	30
13.9 International Participants	30
13.10 Successors and Assigns	30
13.11 General Restrictions or Assignment	30
13.12 Severability	30
13.13 Notices	30
13.14 Effective Date	31
13.15 Governing Law	31
13.16 Submission to Jurisdiction	31

Perpetua Resources Corp .

Omnibus Equity Incentive Plan

ARTICLE 1

PURPOSE

1.1       Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long- term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106

– Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto and Vancouver are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 7.1(a);

“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

“Cause” means, with respect to a particular Participant:

(a)	“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee; or

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement.

“Change in Control” means the occurrence of any one or more of the following events:

(a)	any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(d)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(e)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Perpetua Resources Corp., or any successor entity thereof;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award which date cannot be earlier than the date it grants the Award, or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(c)	in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being March 8, 2021; “Elected Amount” has the meaning set forth in Subsection 7.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

“Election Notice” has the meaning set forth in Subsection 7.1(b); “Employee” means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)	works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary.

“Exchange” means (a) the Toronto Stock Exchange, or (b) the primary exchange on which the Shares are then listed, as determined from by the Plan Administrator, if (i) the Toronto Stock Exchange is no longer the Corporation’s primary exchange, or (ii) the Shares are not listed on the Toronto Stock Exchange;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

“Insider” means an “insider” as defined in the rules of the Exchange from time to time;

“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of Shares on the Exchange for the five trading days immediately preceding the Date of Grant; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause;

“RSU Service Year” has the meaning given to it in Section 5.1.

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“Share Unit” means Deferred Share Units, Performance Share Units and Restricted Share Units as applicable, and “Share Unit” means any one of them;

“Specified Employee” smeans a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

“Subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

“Tax Act” has the meaning set forth in Section 4.5(d);

“Termination Date” means, subject to applicable law which cannot be waived:

(a)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and
(c)	in the case of a Director, the date such individual ceases to be a Director, in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a “separation from service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended” means the United States Securities Act of 1933, as amended;

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.
(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3
ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;
(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub- plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies, including, without limitation, providing certificates, representations, warrants or covenants reasonably requested by the Corporation in order to determine the availability of any application exemption from the registration requirements of the U.S. Securities Act.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 10, and any subsequent amendment to this Plan, the maximum aggregate number of Shares that may be issued pursuant to Awards granted under the Plan shall not exceed 4,280,530 Shares. Such maximum number of Shares consists of (i) 2,747,515 Shares issuable pursuant to stock options previously granted and, if applicable, outstanding under the Corporation’s stock option plan as of the Effective Date, which Awards are covered by this Plan, and (ii) 1,533,015 additional Shares that may be issued pursuant to Awards to be granted under this Plan. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase.
(b)	To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.
(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:

(i)	issuable to Insiders at any time, under all of the Corporation’s Security- Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares; and

(ii)	issued to Insiders within any one (1) year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares, provided that the acquisition of Shares by the Corporation for cancellation shall be disregarded for the purposes of determining non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation; and

(b)	Within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9	Non-transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

ARTICLE 4
OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Exercise Price per Share under each Option shall not be less than the Market Price of the Shares at the time of grant. Notwithstanding anything else contained herein, in no case will the Exercise Price per Share under each Option be less than the minimum prescribed by any Stock Exchange at the time of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (i) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)	If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5
RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

(a)	The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the settlement date will be set forth in the applicable RSU Award Agreement and the terms will comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Corporation shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.
(b)	Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but, in the case of a Participant who is a resident of Canada, subject to Section 11.6(d) , no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6
PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs.

6.6	Settlement of PSUs

(a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that, with respect to a U.S. Taxpayer, the settlement date(s) for the PSUs will be set forth in the PSU Award Agreement, and the terms will comply with Section 409A to the extent it is applicable. Subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Corporation shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but subject to Section 11.6(d) below and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7
DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees are performed ; and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.1(b) shall be deemed to apply to all Cash Fees that are earned after the Election Date, subject to the limitations contained in 7.1(b). An Electing Person is not required to file another Election Notice for subsequent calendar years

Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(d)	Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(e)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(f)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, subject to Section 11.6(d), the settlement date shall be as designated in the Participant’s timely filed Election Notice (which date shall not be earlier than the “separation from service” (within the meaning of Section 409A)), and if no such date is designated in the Election Notice, the settlement date will be the date of the Participant’s separation from service. On the settlement date for any DSU, the Corporation shall redeem each vested DSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)	Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8
ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents
(a)	Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact. The foregoing shall not apply to ISOs (as defined hereinafter) awarded to U.S. Taxpayers.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest, and for purposes of this calculation with respect to PSUs such portion will be determined based on the target number of PSUs. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option or DSU, such Award will be settled within 90 days after the Termination Date, provided that for U.S. Taxpayers such Award will be settled within 90 days after the U.S. Taxpayer’s separation from service within the meaning of Section 409A of the Code, subject to Section 11.6(d) hereof with respect to Specified Employees. DSUs will be settled in accordance with Section 7.4(a) hereof;

(c)	where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant’s Termination Date shall vest on such date, and for this purpose the target number of PSUs will become vested. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option or DSU will be settled within 90 days after the Termination Date, subject to Section 11.6(d) hereof with respect to Specified Employees. DSUs will be settled in accordance with Section 7.4(a);

(d)	where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date, and for this purpose the target number of PSUs will become vested. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option or DSU, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 12 months after the date of the Participant’s death. DSUs will be settled in accordance with Section 7(a);

(e)	where a Participant’s employment, consulting agreement or arrangement is terminated due to the Participant’s Retirement, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest, and for purposes of this calculation with respect to PSUs such portion will be determined based on the target number of PSUs. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option or DSU, such Award will be settled within 90 days after the Participant’s Retirement, provided that for U.S. Taxpayers such Retirement also constitutes the U.S. Taxpayer’s separation from service within the meaning of Section 409A of the Code, and such Award will be settled within 90 days after the U.S. Taxpayer’s separation from service, subject to Section 11.6(d) hereof with respect to Specified Employees. DSUs will be settled in accordance with Section 7(a) hereof. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(g)	notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)	for greater certainty, in the case of an Award (other than an Option or DSU) granted to a U.S. Taxpayer that is vested or that immediately vests (in whole or in part) as a result of a Participant’s termination of service other than by reason of death, then such Award will, subject to Section 11.6(d), be settled as soon as administratively practicable following the Participant’s separation from service, but in no event later than 90 days following the Participant’s separation from service.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any plan, other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)	Subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b)	Notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii)	any vested Awards of Participants may, subject to Sections 5.4(d) and 6.6(d) (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s “separation from service”. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c)	Notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(d)	It is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers and any such actions only will be undertaken in a manner that complies with Section 409A of the Code.

10.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11
U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. In the event that the Plan is not approved by shareholders of the Corporation within twelve (12) months before or after the date on which the Plan is adopted by the Board, any ISO granted under the Plan automatically will be deemed to be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non- qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

11.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 4,280,530 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a “parent corporation” or “subsidiary corporation” of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code. No ISO may be granted more than ten (10) years after the earlier of (i) the date on which the Plan is adopted by the Board or (ii) the date on which the Plan is approved by the shareholders of the Corporation. An ISO granted to a U.S. Taxpayer may be exercised during such U.S. Taxpayer’s lifetime only by such U.S. Taxpayer. An ISO may not be assigned, transferred, pledged, hypothecated or otherwise disposed of by a U.S. Taxpayer, except by the laws of descent and distribution.

11.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.6	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code and notwithstanding anything to the contrary in the Plan, acceleration of the time or schedule of payment of a U.S. Taxpayer’s Awards will be undertaken only in a manner permitted under Section 409A of the Code, to the extent an Award is subject to Section 409A of the Code.

(d)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.7	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.8	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

12.2	Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)	increases the percentage of Shares reserved for issuance under the Plan as set out in Section 3.6 (a) and 3.6 (b), except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increases or removes the 9% limits on Shares issuable or issued to Insiders as set forth in Subsection 3.7(a);

(c)	reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(e)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(f)	increases or removes the limits on the participation of Directors;

(g)	permits Awards to be transferred to a Person;

(h)	changes the eligible participants of the Plan; or

(i)	deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3	Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(c)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or
(d)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13
MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

Perpetua Resources Corp.
Suite 201 – 4050S 8th Street

Boise, Idaho

83702

Attention: Chief Financial Officer

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

PERPETUA RESOURCES CORP.
OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive                 % of my Cash Fees in the form of DSUs. Except in the case of newly eligible Directors, this election must be made by December 31st of the year prior to the year in which the services giving rise to my Cash Fees are performed.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled: [Check only one of the two choices below]

☐	in the calendar year in which my separation from service as defined under Section 409A of the Code (“Separation from Service”) occurs, but not earlier than the date of my Separation from Service;

OR

☐	in the calendar year immediately following the year in which my Separation from Service occurs but in all cases on or before December 31st of such calendar year.

I acknowledge that, notwithstanding the foregoing, in the event of my death prior to settlement of DSUs, for purposes of Section 409A of the Code settlement will be deemed to occur as a result of my death and my DSUs will be settled within the period permitted under Section 409A of the Code.

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d)	To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:	(Name of Participant)

(Signature of Participant)

SCHEDULE B

PERPETUA RESOURCES CORP.
OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:	(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

PERPETUA RESOURCES CORP.
OMNIBUS EQUITY INCENTIVE PLAN (THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:	(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year